BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

Banco BBVA Argentina S.A.

Condensed interim financial statements for the three-month period ended March 31, 2021, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	Notes and Exhibits	03.31.21	12.31.20

ASSETS

Cash and deposits in banks	7	195,734,964	171,811,092

Cash		65,937,072	70,293,873
Financial institutions and correspondents		129,797,892	101,517,219
Argentine Central Bank (BCRA)		125,693,668	97,347,863
Other in the country and abroad		4,104,224	4,169,356

Debt securities at fair value through profit or loss	8	4,871,695	1,064,876

Derivatives	9	2,475,616	4,380,030

Repo transactions	10	30,469,729	55,559,168

Other financial assets	11	13,818,687	11,345,757

Loans and other financing	12	284,651,671	315,724,785

Non-financial government sector		460	577
Argentine Central Bank (BCRA)		-	6,783
Other financial institutions		1,986,508	1,982,547
Non-financial private sector and residents abroad		282,664,703	313,734,878

Other debt securities	13	135,069,138	136,225,588

Financial assets pledged as collateral	14	16,644,591	20,233,091

Current income tax assets	15 a)	1,361,051	550

Investments in equity instruments	16	2,278,267	2,882,615

Investments in associates	17	1,584,645	1,628,975

Property and equipment	18	37,640,901	38,142,107

Intangible assets	19	1,907,255	1,755,173

Deferred income tax assets		4,185,490	5,990,238

Other non-finacial assets	20	8,999,951	10,080,803

Non-current assets held for sale	21	255,203	255,203

TOTAL ASSETS		741,948,854	777,080,051

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	Notes and Exhibits	03.31.21	12.31.20

LIABILITIES

Deposits	22 and Exhibit H	507,819,555	540,167,048

Non-financial government sector		6,581,683	6,357,459
Financial sector		179,222	973,263
Non-financial private sector and residents abroad		501,058,650	532,836,326

Derivatives	9	398,819	213,135

Other financial liabilities	24	44,913,135	44,307,716

Financing received from the BCRA and other financial institutions	25	9,773,040	10,872,877

Corporate bonds issued	26	1,022,205	1,320,173

Current income tax liabilities	15 b)	1,588,512	4,204,095

Provisions	27 and Exhibit J	10,465,789	12,960,983

Deferred income tax liabilities		73,056	44,435

Other non-financial liabilities	28	45,988,625	45,795,460

TOTAL LIABILITIES		622,042,736	659,885,922

EQUITY

Share capital	30	612,710	612,710
Non-capitalized contributions		29,804,660	29,804,660
Capital adjustments		21,134,417	21,134,417
Reserves		97,514,629	97,514,629
Retained earnings		(34,375,541)	(46,848,249)
Other accumulated comprehensive income/(loss)		(167,203)	88,128
Income for the period/year		3,008,738	12,472,708
Equity attributable to owners of the Parent		117,532,410	114,779,003
Equity attributable to non-controlling interests		2,373,708	2,415,126

TOTAL EQUITY		119,906,118	117,194,129

TOTAL LIABILITIES AND EQUITY		741,948,854	777,080,051

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 03.31.21	Accumulated as of 03.31.20

Interest income	31	36,705,270	35,109,437
Interest expense	32	(15,157,306)	(11,656,241)

Net interest income		21,547,964	23,453,196

Commission income	33	7,678,002	7,704,207
Commission expenses	34	(4,322,852)	(5,028,327)

Net commission income		3,355,150	2,675,880

Net income from financial instruments at fair value	35	1,600,451	1,411,355
through profit or loss
Net income (loss) from write-down of assets at amortized cost and at	36	(33,001)	(1,045,472)
fair value through OCI
Foreing exchange and gold gains/(losses)	37	895,594	1,764,949
Other operating income	38	1,546,703	1,482,072
Loan loss allowance		(1,913,789)	(2,315,708)

Net operating income		26,999,072	27,426,272

Personnel benefits	39	(5,840,252)	(6,332,572)
Administrative expenses	40	(5,331,600)	(5,121,007)
Depreciation and amortization	41	(1,069,028)	(1,173,705)
Other operating expenses	42	(4,647,578)	(4,438,624)

Operating income		10,110,614	10,360,364

Income (loss) from associates and joint ventures		(29,322)	39,331
Gain (loss) on net monetary position		(7,550,605)	(5,344,950)
Income before income tax		2,530,687	5,054,745

Income tax	15 c)	436,633	(3,087,576)

Net income for the period		2,967,320	1,967,169

Net income for the period attributable to:
Owners of the Parent		3,008,738	1,926,631
Non-controlling interests		(41,418)	40,538

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Numerator:

Net income attributable to owners of the Parent	3,008,738	1,926,631
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	3,008,738	1,926,631

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,683,684
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,683,684

Basic earnings per share (stated in pesos)	4.9105	3.1446
Diluted earnings per share (stated in pesos) (1)	4.9105	3.1446

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effects on earnings per share, basic earnings and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

	Accumulated as of 03.31.21	Accumulated as of 03.31.20

Net income for the period	2,967,320	1,967,169

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss for the period on the Share in OCI from associates and joint ventures at equity method	(5,450)	(24,594)
	(5,450)	(24,594)

Income or loss on hedge instruments - cash flow hedge
Loss on hedge instruments for the period	-	(2,496)
Income tax	-	546
	-	(1,950)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(436,993)	3,246,454
Reclassification adjustment for the period	33,001	1,045,472
Income tax	158,319	(1,036,346)
	(245,673)	3,255,580

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the period on equity instruments at fair value through OCI	(4,483)	(22,212)
Income tax	275	6,687
	(4,208)	(15,525)

Total Other Comprehensive Income for the period	(255,331)	3,213,511

Total Comprehensive Income	2,711,989	5,180,680

Total comprehensive income:
Attributable to owners of the Parent	2,753,407	5,141,119
Attributable to non-controlling interests	(41,418)	39,561

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos )

	2021														2020
	Share		Non-capitalized		Other Comprehensive			Retained
	Capital		contributions		Income			Earnings
	Outstanding shares		Share premium		Losses on financial instruments at fair value through OCI	Other						Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total	Total
										Unappropriated retained earnings
				Adjustments to equity
Transactions								Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710		29,804,660	21,134,417	145,842	(57,714)		25,446,286	72,068,343	(33,243,553)		115,910,991	2,415,126	118,326,117	118,836,739

Adjusted income from previous years (see Note 2.b)	-		-	-	-	-		-	-	(1,131,988)		(1,131,988)	-	(1,131,988)	-

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-		-	-	-	-		-	-	-		-	-	-	(2,188,839)

Adjusted balance at the beginning of the year	612,710		29,804,660	21,134,417	145,842	(57,714)		25,446,286	72,068,343	(34,375,541)		114,779,003	2,415,126	117,194,129	116,647,900

Total comprehensive income for the period
- Net income for the period	-		-	-	-	-		-	-	3,008,738		3,008,738	(41,418)	2,967,320	1,967,169
- Other Comprehensive Income for the period	-		-	-	(245,673)	(9,658)		-	-	-		(255,331)	-	(255,331)	3,213,511

Difference derived from the impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group “C” financial institutions	-		-	-	-	-		-	-	-		-	-	-	(2,775)

Balances at fiscal period end	612,710	#	29,804,660	21,134,417	(99,831)	(67,372)	#	25,446,286	72,068,343	(31,366,803)	#	117,532,410	2,373,708	119,906,118	121,825,805

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Cash flows from operating activities

Income before income tax	2,530,687	5,054,745

Adjustment for total monetary income for the period	7,550,605	5,344,950

Adjustments to obtain cash flows from operating activities:	81,187	(3,245,794)
Depreciation and amortization	1,069,028	1,173,705
Loan loss allowance	1,913,789	2,315,708
Effect of foreign exhange changes on cash and cash equivalents	(772,912)	(6,405,118)
Other adjustments	(2,128,718)	(330,089)

Net increases from operating assets:	(4,529,044)	(92,356,663)
Debt securities at fair value through profit or loss	(20,369,447)	(6,269,208)
Derivatives	1,904,414	1,608,385
Repo transactions	25,089,439	(4,567,178)
Loans and other financing	(4,993,919)	(34,721,526)
Non-financial government sector	117	(126)
Other financial institutions	(1,234)	(2,156,155)
Non-financial private sector and residents abroad	(4,992,802)	(32,565,245)
Other debt securities	752,239	(27,581,648)
Financial assets pledged as collateral	2,190,493	(1,281,010)
Investments in equity instruments	333,766	281,952
Other assets	(9,436,029)	(19,826,430)

Net increases from operating liabilities:	42,765,454	65,607,335
Deposits	30,085,780	49,062,120
Non-financial government sector	224,224	436,525
Other financial institutions	(246,030)	373,894
Non-financial private sector and residents abroad	30,107,586	48,251,701
Liabilities at fair value through profit or loss	-	(893,127)
Derivatives	185,684	(4,252,404)
Other liabilities	12,493,990	21,690,746

Income tax paid	(2,319,100)	(531,729)

Total cash flows generated by / (used in) operating activities	46,079,789	(20,127,156)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Cash flows from investing activities

Payments:	(729,277)	(538,719)
Purchase of property and equipment, intangible assets and other assets	(707,175)	(538,719)
Other payments related to investing activities	(22,102)	-

Collections:	299,098	272,566
Other collections related to investing activities	299,098	272,566

Total cash flows used in investing activities	(430,179)	(266,153)

Cash flows from financing activities

Payments:	(1,575,279)	(2,926,244)
Non-subordinated corporate bonds	(256,106)	(1,865,655)
BCRA	(6,603)	(690)
Financing from local financial institutions	(1,032,050)	(773,329)
Leases	(280,520)	(286,570)

Collections:	-	1,070,702
Issue of equity instruments	-	1,070,702

Total cash flows used in financing activities	(1,575,279)	(1,855,542)

Effect of exchange rate changes on cash and cash equivalents	772,912	6,405,118
Gain/loss on net monetary position of cash and cash equivalents	(20,923,371)	(15,437,889)

Total changes in cash flows	23,923,872	(31,281,622)
Restated cash and cash equivalents at the beginning of the year (Note 7)	171,811,092	240,288,199
Cash and cash equivalents at fiscal period-end (Note 7)	195,734,964	209,006,577

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2021
(Stated in thousands of pesos)

1.	General information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 247 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2021.

These consolidated condensed interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 until fiscal years beginning on or after January 1, 2022, as stated in Note 2 to these consolidated condensed interim financial statements.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2.	Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high levels of inflation although economic activity level has been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt last year, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency.

On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the Autonomous City of Buenos Aires) agreed upon a new Fiscal Consensus empowering jurisdictions to set turnover tax rates, without the caps established in the 2017 Fiscal Consensus. Concerning income tax, a bill was submitted to the Congress which, if approved, would increase the income tax rate for large corporations, including the Bank, from 30% to 35%.

As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Furthermore, the Argentine Government is in the process of negotiating its foreign debt with its main creditors, including the International Monetary Fund and the Paris Club.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until May 30, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended.  On April 8, 2021, the Executive Branch issued Decree No. 235/2021, amended by Decree No. 241/2021 dated April 16, 2021, imposing overall prevention measures, including capacity restrictions on business, industrial, commercial and service activities, limiting the use of enclosed areas up to 50% of their total capacity.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations. Communication “A” 7245 dated March 25, 2021 establishes the schedule by which days in arrears for debtors classification will increase. Effective since June 1, 2021, debtors will have to be classified according to preexisting arrears criteria;
b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;
d)	obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;
e)	for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine government suspended hikes in outstanding installments until January 2021. In addition, an 18-month convergence period will commence in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;
f)	suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;
g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;
h)	obligation for financial institutions to grant credit facilities to customers and non-customers at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods, health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;

i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;
j)	under such Program, financial institutions will be required to grant zero-interest rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020; and
k)	from October 16, 2020 to September 30, 2021, large financial institutions, including the Bank, are required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial private sector deposits.

In addition, the distribution of profits by financial institutions was suspended until June 30, 2021.

The events described in the preceding Notes 1.2. and 1.3. impact the Entity's operations, while also affecting the calculation of expected credit losses under IFRS 9 and the valuation of debt instruments issued by the public sector (given their new conditions, such as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities (withdrawal of funds from ATMs, transactions carried out at the branch through MSMEs).

As of March 31, 2021, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficiencies in these ratios being expected for the following twelve months.

The Entity's Management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of March 31, 2021 and for the three-month period ended on that date, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2021 and December 31, 2020 would have been reduced by 4,665,450 and 5,001,733, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of March 31, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, in compliance with the BCRA’s requirement. Consequently, in accordance with Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,617,126 (decrease) and “Unappropriated retained earnings” by 1,131,988 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 26, 2021.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated. All the periods and the fiscal year reflected in these financial statements are exposed in constant currency as of March 31, 2021.

Adoption of IAS 29

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, as from July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities which are not stated in the measuring unit current at the end of the reporting period should be restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first year of application under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at the reporting period end. The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the Consolidated Statement of Income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of December 31, 2020 was restated into the measuring unit current as of March 31, 2021;
b)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows as of March 31, 2020 were restated into the measuring unit current as of March 31, 2021, calculating and separately disclosing the gain or loss on net monetary position;
c)	The Entity recalculated the balance of Other comprehensive income as of December 31, 2020 and Other comprehensive income for the period as of March 31, 2020, availing of the option set forth in Communication "A" 7222 issued by the BCRA, which allowed for the early adoption of Communication "A" 7211, repealing the provisions of Communication "A" 6849 concerning the recognition of monetary losses associated with positions carried at fair value through OCI;
d)	the Statement of Financial Position as of March 31, 2021 was restated;
e)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash flows for the period ended March 31, 2021 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated by applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the relevant IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the related contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

In applying IAS 29 to the Statements of Income, Other Comprehensive Income and Cash Flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, Other Comprehensive Income and Cash Flows were restated into the measuring unit current at March 31, 2021.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	Gains or losses on cash and cash equivalents are disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at period-end.
4.	Accounting estimates and judgments

Significant judgments made by Management in the application of accounting policies as well as the premises and estimates on uncertainties as of March 31, 2021 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2020.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2020.

5.	Significant accounting policies

In preparing these consolidated condensed interim financial statements, the Entity applied the same accounting policies as those relied on in preparing its financial statements as of December 31, 2020.

5.1 Comparative information

The Consolidated Condensed Statement of Financial Position as of March 31, 2021 is comparatively presented with the prior year, while the Consolidated Condensed Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes for the three-month period ended March 31, 2021, are comparatively presented with the balances of the same period of the prior year.

Comparative information was restated at year-end currency as described in Note 3.

Certain reclassifications were also made:

- reclassifications as of March 31, 2020 in compliance with the provisions of Communication "A" 7211, in order to disclose the figures on a consistent basis; and

- changes derived from adjustments to prior years’ profits or losses, as described in Note 2.b).

The modification of the comparative information does not imply changes in the decisions taken based thereon.

5.2 Change in business model

Since January 1, 2021, there was a change in the Entity's business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the BCRA, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI, in line with Management’s plan to hold these financial instruments to meet minimum cash or reserve requirement, and also to sell them, considering that the BCRA’s requirement would be temporary in light of the prevailing economic conditions.

In 2020, the BCRA extended the requirement to hold these instruments to meet minimum cash or reserve requirement, leading the Bank’s Management to reconsider the business model for these financial assets.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) business model and measured at amortized cost.

As of March 31, 2021, the Entity reclassified 15,002,705 to amortized cost.

In addition, for information purposes only, the fair value and the profit through total comprehensive income as of March 31, 2021 would have amounted to 15,263,250 and 260,545, respectively, if these financial assets had not been reclassified.

6.	Changes to accounting policies and new IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2022. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated condensed interim financial statements.

New standard or amendment	Effective as from
Loss-making Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group considers these new standards or amendments will not have a material impact on its consolidated condensed interim financial statements.

7.	Cash and deposits in banks

Breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	03.31.21	12.31.20

BCRA - Current account	125,693,668	97,347,863
Cash	65,937,072	70,293,873
Balances with other local and foreign institutions	4,104,224	4,169,356
TOTAL	195,734,964	171,811,092

8.	Debt securities at fair value through profit or loss

	03.31.21	12.31.20

Government securities	4,844,172	1,033,884
Private securities - Corporate bonds	27,523	30,992
TOTAL	4,871,695	1,064,876

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of March 31, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. – Note 16) as of December 30, 2021. Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43).

Breakdown is as follows:

Assets

	03.31.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	1,293,616	3,044,927
Premiums on put options taken - Prisma Medios de Pago S.A.	1,182,000	1,335,103
TOTAL	2,475,616	4,380,030

Liabilities

	03.31.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	398,819	213,135
Saldos acreedores vinculados con permutas de tasa de interés variable por fija	-	-
TOTAL	398,819	213,135

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.21	12.31.20

Foreign currency forwards

Foreign currency forward purchases - US$	760,818	1,011,403
Foreign currency forward sales - US$	749,810	978,794
Foreign currency forward sales - Euros	7,590	6,834

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	30,469,729	55,559,168
Montos a cobrar por operaciones de pases de títulos públicos con entidades no financieras	-	-
TOTAL	30,469,729	55,559,168

11.	Other financial assets

The breakdown of other financial assets is as follows:

	03.31.21	12.31.20
Measured at amortized cost

Other receivables	5,419,298	5,499,183
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	2,941,287	2,950,409
Financial debtors from spot transactions pending settlement	3,733,256	1,258,743
Non-financial debtors from spot transactions pending settlement	7,579	117,752
Other	216,595	155,674
	12,318,015	9,981,761

Measured at amortized cost through profit or loss

Mutual funds	1,791,506	1,662,517
	1,791,506	1,662,517

Allowance for loan losses (Exhibit R)	(290,834)	(298,521)

TOTAL	13,818,687	11,345,757

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.21	12.31.20

Credit cards	119,676,106	129,370,764
Consumer loans	30,552,237	31,763,072
Loans for the prefinancing and financing of exports	19,568,943	18,049,709
Discounted instruments	18,577,997	21,593,395
Mortgage loans	18,330,373	18,914,805
Unsecured instruments	13,711,039	16,606,453
Overdrafts	13,191,045	19,666,430
Pledge loans	11,637,905	12,890,417
Loans to personnel	2,316,604	2,408,108
Other financial institutions	2,238,404	2,640,554
Receivables from finance leases	2,136,974	2,109,326
Instruments purchased	1,037,192	1,117,898
Non-financial government sector	460	577
BCRA	-	6,783
Other financing	46,088,130	53,413,131
	299,063,409	330,551,422

Allowance for loan losses (Exhibit R)	(14,411,738)	(14,826,637)
TOTAL	284,651,671	315,724,785

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	03.31.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,171,532	756,142	1,244,764	841,334
From 1 to 2 years	794,590	517,811	776,340	521,265
From 2 to 3 years	551,830	389,999	473,983	338,363
From 3 to 4 years	407,581	305,849	310,084	233,233
From 4 to 5 years	169,109	167,173	214,409	175,131

TOTAL	3,094,642	2,136,974	3,019,580	2,109,326

Principal		2,072,983		2,044,825
Interest accrued		63,991		64,501
TOTAL		2,136,974		2,109,326

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.21	12.31.20

Total Exhibits B and C	304,033,985	339,018,565
Plus:
BCRA	-	6,783
Loans to personnel	2,316,604	2,408,108
Interest and other items accrued receivable from financial assets with credit value impairment	-	158,445
Less:
Allowance for loan losses (Exhibit R)	(14,411,738)	(14,826,637)
Adjustments for effective interest rate	(2,999,111)	(3,022,995)
Corporate bonds	(298,175)	(326,836)
Loan commitments	(3,989,894)	(7,690,648)

Total loans and other financing	284,651,671	315,724,785

As of March 31, 2021 and December 31, 2020, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.21	12.31.20

Overdrafts and receivables agreed not used	1,097,767	927,414
Guarantees granted	1,444,031	846,180
Liabilities related to foreign trade transactions	12,718	71,632
Secured loans	1,435,378	5,845,422
	3,989,894	7,690,648

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2020).

Financing line for productive investments – 2020 and 2021 Quota

As mentioned in Note 1.3, the BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020 and 2021 Quota, pursuant to the following conditions:

	2020 Quota	2021 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021
Calculation of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discount of deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 30% for investment projects, and at an annual nominal fixed rate of 35% for other purposes.

As of March 31, 2021, the total amount disbursed by the Entity under the 2020 Quota amounts to 39,279,053 and the simple average of daily balances for financing arrangements effective from October 16, 2020 to March 31, 2021 amounts to 25,291,147. Accordingly, the Entity has achieved the quota of 19,730,132, as required by the BCRA under Communication “B” 12161.

As per Communication “B” 12164, the total amount to be disbursed by the Entity in respect of the 2021 Quota amounts to 24,449,302.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	03.31.21	12.31.20

Government securities	15,002,705	-
Corporate bonds under credit recovery transactions	29	94
	15,002,734	94

Allowance for loan losses - Private securities (Exhibit R)	(29)	(94)

TOTAL	15,002,705	-

13.2	Financial assets measured at fair value through OCI

	03.31.21	12.31.20

BCRA Liquidity Bills	97,734,769	101,533,511
Government securities	22,062,852	34,397,371
Private securities - Corporate bonds	268,847	294,807

	120,066,468	136,225,689

Allowance for loan losses - Private securities (Exhibit R) (1)	(35)	(101)

TOTAL	120,066,433	136,225,588

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of March 31, 2021 and December 31, 2020 is included below:

		03.31.21	12.31.20

Guarantee trust - Government securities at fair value through OCI	(2)	5,630,752	7,838,893
BCRA - Special guarantee accounts (Note 51)	(1)	4,002,391	5,143,636
Guarantee trust - USD	(4)	3,838,483	3,966,143
Deposits as collateral	(3)	3,172,965	3,284,419
TOTAL		16,644,591	20,233,091

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX, BYMA and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos SA (BYMA).

15.	Income Tax:

a)	Current income tax assets

	03.31.21	12.31.20

Income tax assets	1,283,000	-
Advances	78,051	550
	1,361,051	550

b)	Current income tax liabilities
	03.31.21	12.31.20

Income tax provision	10,267,307	11,745,870
Advances	(8,663,605)	(7,524,236)
Collections and withholdings	(15,190)	(17,539)
	1,588,512	4,204,095

c)	Income tax expense

Breakdown of income tax benefit / (expense):

	03.31.21	03.31.20

Current tax	2,428,596	(5,669,886)
Deferred tax	(1,991,963)	2,582,310
	436,633	(3,087,576)

The income tax benefit for the period ended March 31, 2021 includes the impact of the full calculation of the 2021 inflation adjustment for tax purposes and the sixths corresponding to the years 2019 and 2020 on a pro rata basis, as well as the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” in this Note.

The Bank’s effective tax rate for the period ended March 31, 2020 was 61%.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Law No. 27468 amended the transition rules set out by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated from the beginning to the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law (ITL). Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal years beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Therefore, the above-described deferral is only applicable to fiscal years 2019 and 2020. If no further changes are introduced to applicable laws and regulations, in fiscal year 2021, the inflation adjustment for tax purposes shall be fully calculated, considering that, as of the date of these financial statements, the 100% inflation guideline for the 36 months prior to December 31, 2021 would have been accomplished, in view of the estimated 29% inflation rate for 2021 forecasted in the Budget Law. Therefore, Management has included the total estimated tax loss from inflation in the provision for income tax, considering the index published in March.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under section 86, subsection d), of Law No. 27430 until fiscal years beginning on and after January 1, 2022. For as long as the application of such rate remains suspended, the income tax rate will amount to 30%. Accordingly, the application of the 13% income tax rate on dividend distributions has also been discontinued for the same fiscal years. Such rate has been set at 7%.

-	Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality under section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period's income tax shall be assessed including the inflation adjustment for tax purposes, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, on June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authorities (AFIP) filed an extraordinary appeal against the judgment, but then withdrew it through a writ filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

Accordingly, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800.

As stated in Note 2, the recognition of the provision for contingencies required by the BCRA for the rest of the tax periods under discussion (2017 and 2018) means a deviation from IFRS.

-	Income tax – Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods (in nominal values).

Based on the grounds stated above, on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received at the administrative level.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, we were notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund made by the Bank for fiscal year 2014. The tax authorities (AFIP) filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA's complaint, thereby ordering the tax authorities to refund the amount of 264,257 paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The tax authorities filed an appeal against the judgment, which is still pending.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not recognize any assets in relation to contingent assets derived from the actions filed.

-    Income tax– Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (compiled text in 1998, as amended) to recover the amount of 4,528,453 (in nominal values).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the actions filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1 Investments in equity instruments through profit or loss

	03.31.21	12.31.20

Prisma Medios de Pago S.A.(1)	1,979,393	2,522,552
Private securities - Shares of other non-controlled companies	269,349	327,872

TOTAL	2,248,742	2,850,424

(1)	This balance is related to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by Management based on a report prepared by independent appraisers as of December 31, 2020, net of the valuation adjustment mandated by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and the collection of dividends. The accounting criteria applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was transferred to AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The sale conditions included a put option whereby the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the purchaser on December 30, 2021 (see Note 9).

The other payment conditions have remained unaltered.

16.2 Investments in equity instruments through other comprehensive income

	03.31.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	28,143	30,741
Other	1,382	1,450
TOTAL	29,525	32,191

17.	Investments in associates

	03.31.21	12.31.20

Rombo Compañía Financiera S.A.	793,035	855,021
BBVA Consolidar Seguros S.A.	527,349	503,069
Interbanking S.A.	186,849	186,851
Play Digital S.A.	77,412	84,034
TOTAL	1,584,645	1,628,975

18.	Property and equipment

	03.31.21	12.31.20

Real estate	26,521,197	26,368,789
Furniture and facilities	5,333,172	5,560,608
Right of use of leased real estate (Note 29)	2,826,543	2,999,070
Machinery and equipment	2,025,681	2,418,128
Constructions in progress	844,570	730,699
Vehicles	89,738	64,813
TOTAL	37,640,901	38,142,107

19.	Intangible assets

	03.31.21	12.31.20

Licenses - Software	1,907,255	1,755,173
TOTAL	1,907,255	1,755,173

20.	Other non-financial assets

	03.31.21	12.31.20

Prepayments	4,598,965	4,998,167
Investment properties	2,125,139	2,135,112
Tax advances	1,450,350	1,769,752
Advances to suppliers of goods	341,735	354,464
Other miscellaneous assets	338,209	312,462
Assets acquired as security for loans	17,744	17,979
Advances to personnel	15,461	427,021
Other	112,348	65,846
TOTAL	8,999,951	10,080,803

Investment properties include real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

21.	Non-current assets held for sale

It includes certain groups of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	03.31.21	12.31.20

Property and equipment held for sale	255,203	255,203

TOTAL	255,203	255,203

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.21	12.31.20

Non-financial government sector	6,581,683	6,357,459
Financial sector	179,222	973,263
Non-financial private sector and residents abroad	501,058,650	532,836,326
Checking accounts	103,036,416	127,166,601
Savings accounts	216,305,614	232,600,771
Time deposits	144,305,423	135,620,317
Investment accounts	32,366,193	31,519,206
Other	5,045,004	5,929,431
TOTAL	507,819,555	540,167,048

23.	Liabilities at fair value through profit or loss

No transactions were accounted for in this period.

24.	Other financial liabilities

	03.31.21	12.31.20

Obligations from financing of purchases	25,370,422	28,314,143
Collections and other transactions on behalf of third parties	4,926,440	4,574,955
Lease Liabilities (Note 29)	2,981,124	3,332,934
Receivables from spot purchases pending settlement	2,933,946	163,789
Payment orders pending credit	2,785,959	2,144,536
Credit balance for spot purchases or sales pending settlement	1,839,700	950,442
Commissions accrued payable	31,647	46,923
Other	4,043,897	4,779,994
TOTAL	44,913,135	44,307,716

25.	Financing received from the BCRA and other financial institutions

	03.31.21	12.31.20

Local financial institutions	7,870,781	8,930,766
Foreign financial institutions	1,877,921	1,909,934
BCRA	24,338	32,177
TOTAL	9,773,040	10,872,877

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of March 31, 2021 and December 31, 2020 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal rate	Payment of interest	Outstanding securities as of 03.31.2021	Outstanding securities as of 12.31.2020

Classes 5 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,086,556	03.30.2023	UVA+ 9.24% (class 5 ) / UVA (class 8 ) / Fixed rate (class 9)	Quaterly	949,999	1,271,461

				Total Consolidated Principal		949,999	1,271,461
				Consolidated Interest Accrued		72,206	48,712
				Total Consolidated Principal and Interest Accrued		1,022,205	1,320,173

Definitions:

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	03.31.21	12.31.20

Provisions for reorganization (Exhibit J)	1,997,871	2,291,997
Provision for contingent commitments (Exhibits J and R)	1,419,050	1,541,349
Provisions for termination plans (Exhibit J)	141,946	160,332
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	5,648
Other contingencies (Exhibit J)	6,901,922	8,961,657
For reassessment of income tax due to adjustment for inflation (Note 15.c)	4,261,279	6,152,634
Provision for commercial lawsuits	2,082,246	2,211,541
Provision for labor lawsuits	268,845	283,403
Provision for tax lawsuits	187,870	206,648
Other	101,682	107,431
TOTAL	10,465,789	12,960,983

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Reassessment of income tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these financial statements and are related to 119 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims amounts to 22,760, of which a cash outflow of approximately 3,355 is expected for the next 9 months. These claims are primarily related to leasing claims and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	03.31.21	12.31.20

Cash dividends payable (Note 30)	14,500,000	16,378,171
Miscellaneous creditors	12,127,015	10,564,613
Other collections and withholdings	5,864,092	5,832,811
Advances collected	5,170,750	5,122,999
Short-term personnel benefits	5,043,169	5,698,263
Other taxes payable	1,895,961	1,084,975
Social security payment orders pending settlement	495,305	112,206
Long-term personnel benefits	393,701	444,697
For contract liabilities	370,336	452,287
Other	128,296	104,438
TOTAL	45,988,625	45,795,460

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2021:

Rights of use under leases

	Initial			Depreciation			Residual
	value as of			Accumulated	For the	Accumulated	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Period (1)	at period-end	03.31.21

Leased real property	4,614,388	138,800	95,633	1,615,318	217,466	1,831,012	2,826,543

(1) See Note 41

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.21	12.31.20

Up to one year	106,821	6,616	113,437	202,347

From 1 to 5 years	1,430,915	124,613	1,555,528	2,208,007

More than 5 years	1,297,602	14,557	1,312,159	922,580

			2,981,124	3,332,934

Interest and exchange rate difference recognized in profit or loss

	03.31.21	03.31.20
Other operating expenses
Interest on liabilities from finance lease (Note 42)	(89,296)	(109,163)

Exchange rate difference
Exchange rate gain/(loss) from finance lease	998,762	(123,400)

Other expenses
Leases (Note 40)	(684,409)	(448,841)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-iUn (1)
Common	612,710,079	1	1	612,615	95	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On April 24, 2019, the Shareholders’ Meetings of BBVA Argentina and BBVA Francés Valores S.A. approved the merger of both entities, effective since October 1, 2019. Prior to the merger, BBVA Argentina owned a 95% interest in the capital stock and votes of BBVA Francés Valores S.A.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of $1 and entitling to one (1) vote each, to be delivered to BBVA Francés Valores S.A.'s minority shareholders.

As of the date of these consolidated condensed interim financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Supervisory Board of Companies (I.G.J.).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the partial release of the optional reserve for future distribution of earnings, in order to appropriate 2,500,000 (2,823,823 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. At such meeting, shareholders resolved to proceed with the partial release of the optional reserve for future distribution of earnings in the amount of 12,000,000 (13,554,348 in restated amounts) and a supplementary dividend for the same amount was considered, in order to increase the cash dividend approved by the al Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the BCRA (see Note 48).

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 33,243,566 (29,431,352 in nominal values) from the optional reserve for future distribution of earnings to offset the negative balance of Unappropriated retained earnings as of December 31, 2020.

•	Approve the partial release of the optional reserve for future distribution of earnings to allocate 7,000,000 to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income

	03.31.21	03.31.20

Interest on government securities	9,770,625	8,913,458
Interest on credit card loans	5,309,437	6,584,476
Interest on other loans	3,460,758	2,433,012
Premiums on reverse repurchase transactions	3,117,896	1,040,910
Stabilization Coefficient (CER) clause adjustment	3,065,868	37,672
Acquisition Value Unit (UVA) clause adjustment	3,009,485	3,416,137
Interest on instruments	2,737,107	3,626,358
Interest on consumer loans	2,578,927	2,867,981
Interest on overdrafts	1,786,316	3,584,634
Interest on pledge loans	1,012,420	849,896
Interest on mortgage loans	316,443	452,137
Interest on loans for the prefinancing and financing of exports	197,815	446,094
Interest on finance leases	172,403	159,559
Interest on loans to the financial sector	144,848	497,083
Interest on private securities	23,437	2,220
Other	1,485	197,810
TOTAL	36,705,270	35,109,437

32.	Interest expenses

	03.31.21	03.31.20

Interest on time deposits	12,000,333	9,200,559
Interest on checking accounts deposits	1,829,738	318,813
Acquisition Value Unit (UVA) clause adjustment	563,868	291,183
Interest on interfinancial loans	479,384	395,289
Interest on other liabilities from financial transactions	187,560	1,343,904
Interest on savings accounts deposits	96,209	96,502
Other	214	9,991
TOTAL	15,157,306	11,656,241

33.	Commission income

	03.31.21	03.31.20

From credit cards	3,300,032	2,568,637
Linked to liabilities	3,069,069	4,107,836
From insurance	385,528	395,595
Linked to loans	443,040	284,883
From foreign trade and foreign currency transactions	385,423	297,176
Linked to securities	93,188	49,421
From guarantees granted	1,722	659
TOTAL	7,678,002	7,704,207

34.	Commission expenses

	03.31.21	03.31.20

For credit and debit cards	3,574,303	4,186,558
For payment of salaries	183,489	266,645
For digital sales services	156,022	159,188
For foreign trade transactions	79,636	49,873
For Latam Pass	-	-
For promotions	29,786	41,246
Linked to transactions with securities	4,418	789
Other commission expenses	295,198	324,028
TOTAL	4,322,852	5,028,327

35.	Net income / (loss) from financial instruments at fair value through profit or loss

	03.31.21	03.31.20

Income from government securities	605,057	1,326,892
Income from foreign currency forward transactions	1,193,741	328,983
Income from private securities	(200,834)	33,522
Income from corporate bonds	2,487	23,714
Income/(loss) from interest rate swaps	-	32,768
Income/(loss) from loans	-	(332,359)
Resultado por opciones de compra tomadas	-	-
Other	-	(2,165)
TOTAL	1,600,451	1,411,355

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	03.31.21	03.31.20

(Loss) from sale of government securities	(33,001)	(1,045,472)
TOTAL	(33,001)	(1,045,472)

37.	Foreign exchange and gold gains (losses)

	03.31.21	03.31.20

Income from purchase-sale of foreign currency	1,257,974	1,349,669
Conversion of foreign currency assets and liabilities into pesos	(362,380)	415,280
TOTAL	895,594	1,764,949

38.	Other operating income

	03.31.21	03.31.20

Adjustments and interest on miscellaneous receivables	576,872	355,926
Rental of safe deposit boxes	285,213	296,253
Loans recovered	230,778	231,586
Allowances reversed	73,438	125,782
Debit and credit card commissions	60,823	105,982
Punitive interest	31,323	81,739
Income from initial recognition of government securities	11,446	-
Impuesto a las ganancias - Ajuste por inflación impositivo - Ejercicios Fiscales 2017 y 2018 (Nota 15.c)	-	-
Other operating income	276,810	284,804
TOTAL	1,546,703	1,482,072

39.	Personnel benefits

	03.31.21	03.31.20

Salaries	3,716,176	3,811,150
Social security withholdings and collections	1,029,209	1,120,777
Other short-term personnel benefits	884,903	1,139,845
Personnel compensation and bonuses	103,727	134,353
Personnel services	106,237	126,447
TOTAL	5,840,252	6,332,572

40.	Administrative expenses

	03.31.21	03.31.20

Taxes	1,250,278	1,243,036
Maintenance and repair costs	624,369	610,132
Armored transportation services	763,807	394,632
Rent (Note 29)	684,409	448,841
Administrative expenses	383,532	490,844
Electricity and communications	267,504	317,733
Other fees	226,985	342,685
Security services	193,040	156,966
Advertising	201,512	255,189
Insurance	66,115	60,656
Representation and travel expenses	39,779	41,420
Stationery and supplies	17,793	27,091
Fees to Banks Directors and Supervisory Committee	9,823	29,099
Other administrative expenses	602,654	702,683
TOTAL	5,331,600	5,121,007

41.	Depreciation and amortization

	03.31.21	03.31.20

Depreciation of property and equipment	804,710	894,431
Amortization of rights of use of leased real property (Note 29)	217,466	208,293
Amortization of intangible assets	36,892	58,073
Depreciation of other assets	9,960	12,908
TOTAL	1,069,028	1,173,705

42.	Other operating expenses

	03.31.21	03.31.20

Turnover tax	3,042,986	2,485,191
Reorganization expenses (Exhibit J)	261,212	15,085
Other allowances (Exhibit J)	264,548	1,003,454
Initial loss of loans below market rate	291,846	249,366
Contribution to the Deposit Guarantee Fund (Note 50)	205,813	177,155
Interest on liabilities from leases (Note 29)	89,296	109,163
Claims	28,297	36,002
Other operating expenses	463,580	363,208
TOTAL	4,647,578	4,438,624

43.	Fair values of financial instruments

a)            Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	4,871,695	4,871,695	4,844,172	27,523	-
Derivative instruments	2,475,616	2,475,616	-	1,293,616	1,182,000
Other financial assets	1,791,506	1,791,506	1,791,506	-	-
Other debt securities	120,066,433	120,066,433	17,800,856	102,265,577	-
Financial assets pledged as collateral	5,630,752	5,630,752	4,583,992	1,046,760	-
Investments in equity instruments	2,278,267	2,278,267	269,349	29,525	1,979,393

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,064,876	1,064,876	612,179	452,697	-
Derivative instruments	4,380,030	4,380,030	-	3,044,927	1,335,103
Other financial assets	1,662,518	1,662,518	1,662,518	-	-
Other debt securities	136,225,588	136,225,588	2,065,549	134,160,039	-
Financial assets pledged as collateral	7,838,894	7,838,894	133,844	7,705,050	-
Investments in equity instruments	2,882,615	2,882,615	327,872	32,191	2,522,552

Financial liabilities

Derivative instruments	213,135	213,135	-	213,135	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated or the latest market price plus interest accrued until the valuation date is considered (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments valued using quoted prices in an active market. Active market means a market in which transactions take place with sufficient frequency and volume to provide reference prices on an ongoing basis.

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable input.

•	Level 3: Valuation using models where variables obtained from unobservable market input are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills, together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)            Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.21	12.31.20

Argentine Bond in Pesos adjusted by CER due 2021	-	70,821

The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.

b.2) Transfers from Level 2 to Level 1.

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.21	12.31.20

Argentine Bond in Pesos adjusted by CER due 2021	70,043	-
Treasury Bonds in Pesos adjusted by CER 1.20% Due 03-18-2022	3,833,361	-
Treasury Bonds in Pesos adjusted by CER 1.50% Due 03-25-2024	7,259,868	-
Treasury Bonds in Pesos adjusted by CER 1.40% Due 03-25-2023	4,598,909	-

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input: the last quoted market price (Mercado Abierto Electrónico – MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA's web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded in the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest. In the absence of market prices since their issuance, they are valued by technical value.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent appraiser, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.b) and (Note 16).

The most relevant unobservable inputs include:

•	Pro forma EBITDA and Free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);
•	Minority discount rate (equivalent to 1 / (1 + control premium) -1);
•	WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and
•	g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of pesos
		(g – annual)
		2.00%	3.00%	4.00%

WACC	97.5%	31,209.4	32,968.0	35,046.4
	100.0%	30,813.9	32,547.3	34,592.0
	102.5%	30,435.2	32,135.0	34,154.5

The valuation scenario considers a WACC equals to 100% and a "g" level of 3%.

Premiums on Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on unobservable significant data. The income (loss) from the asset measured at fair value on the basis of unobservable input is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company's projected cash flows and financial indebtedness as of year-end (34 months as of the date of the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input used in the pricing model include:

-	Monthly volatility (sensibility to volatility ranging from 10%, 12%, 15% and 20%).
-	Notional exercise price. This price is seven times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned unobservable input may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.0%	15.0%	20.0%

EBITDA	95%	1.08	1.16	1.26	1.42
	100%	1.26	1.31	1.42	1.59
	105%	1.43	1.48	1.58	1.75

The valuation scenario considers EBITDA at 100% and volatility at 12%, with a fair value equal to 1,182,000 (1,335,103 in restated values) based on the position held by the Entity in Prisma Medios de Pago S.A.

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and ending balances of Level 3 fair values:

	03.31.21	12.31.20

Balance at the beginning of the fiscal year	3,857,655	3,952,407
Investments in equity instruments – Prisma Medios de Pago S.A.	-	808,870
Derivative instruments - Put option taken - Prima Medios de Pago S.A.	-	561,376
Dividends collected	(266,099)	(510,860)
Monetary gain (loss) generated by assets at fair value	(430,163)	(954,138)

Balance at fiscal period-end	3,161,393	3,857,655

c)                 Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•         Assets and liabilities with fair value similar to their accounting balance

In case of financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•         Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (unobservable input) that expresses the added value or additional cost necessary to dispose of the asset.

•         Variable rate financial instruments

In case of financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	195,734,964	(1)	-	-	-
Repo transactions	30,469,729	(1)	-	-	-
Other financial assets	12,027,181	(1)	-	-	-
Other debt securities	15,002,705	15,263,250	-	15,263,250	-
Loans and other financing
Non-financial government sector	460	(1)	-	-	-
BCRA	-	(1)	-	-	-
Other financial institutions	1,986,508	1,460,074	-	-	1,460,074
Non-financial private sector and residents abroad	282,664,703	281,983,644	-	-	281,983,644
Other debt securities	15,002,705	15,263,250	-	15,263,250	-
Financial assets pledged as collateral	11,013,839	(1)	-	-	-

Financial liabilities

Deposits	507,819,555	503,739,591	-	1,554,505	502,185,086
Other financial liabilities	44,913,135	(1)	-	-	-
Financing received from the BCRA and other financial institutions	9,773,040	10,141,386	-	7,638,843	2,502,543
Corporate bonds issued	1,022,205	1,023,879	-	1,023,879	-
(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	171,811,092	(1)	-	-	-
Repo transactions	55,559,168	(1)	-	-	-
Other financial assets	9,683,239	(1)	-	-	-
Loans and other financing
Non-financial government sector	577	(1)	-	-	-
BCRA	6,783	(1)	-	-	-
Other financial institutions	1,982,547	1,366,949	-	-	1,366,949
Non-financial private sector and residents abroad	313,734,878	310,880,124	-	-	310,880,124
Otros títulos de deuda	-	-	-	-	-
Financial assets pledged as collateral	12,394,197	(1)	-	-	-

Financial liabilities

Deposits	540,167,048	535,168,456	-	1,895,153	533,273,303
Other financial liabilities	44,307,716	(1)	-	-	-
Financing received from the BCRA and other financial institutions	10,872,877	11,148,995	-	5,436,744	5,712,251
Corporate bonds issued	1,320,173	1,285,018	-	1,285,018	-

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of March 31, 2021 and December 31, 2020, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2021 and December 31, 2020:

Group (banking activity) (1)	03.31.21	12.31.20

Loans and other financing	284,651,671	315,724,785
Corporate banking (2)	26,313,144	37,446,267
Small and medium companies (3)	90,463,801	99,468,848
Retail	167,874,726	178,809,670

Other assets	457,297,183	461,355,266
TOTAL ASSETS	741,948,854	777,080,051

Deposits	507,819,555	540,167,048
Corporate banking (2) (3)	88,642,412	102,906,776
Small and medium companies (2) (3)	111,649,761	114,696,009
Retail	307,527,382	322,564,263

Other liabilities	114,223,181	119,718,874
TOTAL LIABILITIES	622,042,736	659,885,922

(1)	It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión. Consolidar AFJP (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Condensed Statement of Income, considering that it is the measure used by the Entity's highest authority in making decisions on the allocation of resources and performance evaluation.

45.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered office (country)	Interest as of
		03.31.21	12.31.20
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)     Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03.31.21	03.31.20
Fees	7,324	26,902
Total	7,324	26,902

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss
	03.31.21	12.31.20	03.31.21	03.31.20
Loans
Credit cards	4,086	5,619	312	411
Overdrafts	-	34	-	-
Loans	1,173	1,344	54	81

Deposits
Deposits	29,517	36,905	246	86

Loans are granted on an arm’s length basis. As of March 31, 2021, and as of December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss
	03.31.21	12.31.20	03.31.21	03.31.20

Cash and deposits in banks	2,006,505	1,319,596	-	-
Financial assets pledged as collateral (2)	23,916	-	-	-
Other financial assets(2)	-	2,407	-	-
Other non-financial liabilities	7,424,082	7,976,502	331,837	132,973
Derivative instruments (Liabilities)(1)	1,872	13,123	34,976	- 33,868

Off-balance sheet balances

Securities in custody	52,641,601	71,192,048	-	-
Derivative instruments	385,786	1,044,814	-	-
Sureties grantes	3,226,431	3,000,842	1,769	866
Guarantees received	3,481,463	4,207,805	-	-

Subsidiaries	Balances as of		Profit or loss
	03.31.21	12.31.20	03.31.21	03.31.20

Loans and other financing	3,798,484	4,918,822	496,752	513,024
Other financial assets	915	200	-	-
Deposits	141,104	344,790	893	1,698
Non-financial liabilities	23	26	90	1,606
Financing received	-	-	-	10,592
Other operating income	-	-	2,399	2,395

Off-balance sheet balances

Securities in custody	1,791,506	1,662,518	-	-
Sureties granted	281	317	-	-

Associates	Balances as of		Profit or loss
	03.31.21	12.31.20	03.31.21	03.31.20

Cash and deposits in banks	417	1,055	-	-
Loans and other financing	72,768	81,831	290,027	431,587
Debt securities at fair value through profit or loss	5,190	5,861	535	20,115
Other financial assets	73,320	82,817	-	-
Deposits	587,850	694,249	1,756	3
Financing received	598,139	1,001,969	4,486	2,967
Derivative instruments (Liabilities)	-	-	-	- 32,891
Corporate bonds issued	-	-	-	1,787
Other operating income	-	-	11,097	11,684

Off-balance sheet balances

Securities in custody	1,428,883	1,712,513	864	696
Guarantees received	14,204	16,044	-	-
Sureties granted	484	500	-	187

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2021 and December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

In these consolidated condensed financial statements, the Bank has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2020.

47.2   Exposure to credit risk and allowances

Below is the exposure to credit risk and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets) as of March 31, 2021 and December 31, 2020:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	262,351,581	39,491,542	4,802,295	3,088,991	2,821,225	312,555,634

Inter-stage transfers:
From stage 1 to stage 2	(26,544,539)	26,262,726	-	-	-	(281,813)
From stage 2 to stage 1	10,403,275	(10,191,291)	(9,797)	-	-	202,187
From stage 1 or 2 to stage 3	(349,968)	(2,394,616)	(74,077)	2,808,461	74,376	64,176
From stage 3 to stage 1 or 2	49,247	184,323	-	(415,759)	(96,234)	(278,423)
Changes without inter-stage transfers	(7,775,972)	(9,756,768)	2,038,128	174,145	148,732	(15,171,735)
New originated financial assets	67,052,742	5,615,963	1,001,730	34,258	367,243	74,071,936
Reimbursements	(47,315,886)	(7,457,174)	(760,011)	(172,395)	(422,381)	(56,127,847)
Write-offs	1	12	-	(502,254)	(10,759)	(513,000)
Foreign exchange differences	1,305,481	1,030,139	263,214	14	67,914	2,666,762
Inflation adjustment	(29,626,803)	(4,676,750)	(545,158)	(465,017)	(331,670)	(35,645,398)

Balances as of 03.31.21	229,549,159	38,108,106	6,716,324	4,550,444	2,618,446	281,542,479

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	258,004,888	28,145,961	2,671,718	5,850,367	5,837,145	300,510,079

Inter-stage transfers:
From stage 1 to stage 2	(101,480,544)	101,935,958	147,114	-	-	602,528
From stage 2 to stage 1	66,400,183	(64,362,085)	(45,487)	-	-	1,992,611
From stage 1 or 2 to stage 3	(704,020)	(6,394,352)	(2,249,805)	8,147,288	2,308,269	1,107,380
From stage 3 to stage 1 or 2	845,840	855,585	(1,598)	(1,987,918)	(42,436)	(330,527)
Changes without inter-stage transfers	(55,493,945)	(10,058,996)	4,232,090	2,654,198	(3,765,225)	(62,431,878)
New originated financial assets	418,981,670	23,923,273	1,508,605	603,623	7,116,279	452,133,450
Reimbursements	(251,132,800)	(28,455,029)	(731,142)	(5,757,864)	(4,222,570)	(290,299,405)
Write-offs	-	9	-	(4,866,590)	(4,271,306)	(9,137,887)
Foreign exchange differences	9,275,107	5,434,938	627,706	43,837	825,383	16,206,971
Inflation adjustment	(82,344,798)	(11,533,720)	(1,356,906)	(1,597,950)	(964,314)	(97,797,688)

Balances as of 12.31.20	262,351,581	39,491,542	4,802,295	3,088,991	2,821,225	312,555,634

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	65,086,163	5,414,690	115,292	9,554	558	70,626,257

Inter-stage transfers:
From stage 1 to stage 2	(4,353,071)	4,013,140	-	-	-	(339,931)
From stage 2 to stage 1	2,100,854	(1,862,762)	(288)	-	-	237,804
From stage 1 or 2 to stage 3	(25,424)	(21,916)	-	35,941	-	(11,399)
From stage 3 to stage 1 or 2	3,463	3,626	-	(6,964)	-	125
Changes without inter-stage transfers	457,776	72,668	235,650	(2,625)	(536)	762,933
New originated financial assets	12,358,803	441,561	81,155	213	-	12,881,732
Reimbursements	(11,592,166)	(507,615)	(16,304)	(792)	-	(12,116,877)
Write-offs	-	-	-	(2)	-	(2)
Foreign exchange difference	451,654	31,995	15,937	-	-	499,586
Inflation adjustment	(7,356,662)	(737,573)	(17,759)	(1,417)	(22)	(8,113,433)

Balances as of 03.31.21	57,131,390	6,847,814	413,683	33,908	-	64,426,795

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	68,910,388	7,261,952	215,252	50,295	8	76,437,895

Inter-stage transfers:
From stage 1 to stage 2	(16,054,067)	14,929,947	-	-	-	(1,124,120)
From stage 2 to stage 1	11,179,571	(9,997,580)	(141)	-	-	1,181,850
From stage 1 or 2 to stage 3	(40,305)	(53,011)	(713)	52,992	1,684	(39,353)
From stage 3 to stage 1 or 2	69,545	19,243	9	(68,144)	(450)	20,203
Changes without inter-stage transfers	5,321,927	(903,609)	(134,447)	(6,873)	(578)	4,276,420
New originated financial assets	38,336,951	3,568,411	111,985	2,624	-	42,019,971
Reimbursements	(23,431,499)	(7,620,276)	(28,024)	(15,432)	(40)	(31,095,271)
Write-offs	-	-	-	(62)	(7)	(69)
Foreign exchange difference	961,670	265,585	12,347	-	-	1,239,602
Inflation adjustment	(20,168,018)	(2,055,972)	(60,976)	(5,846)	(59)	(22,290,871)

Balances as of 12.31.20	65,086,163	5,414,690	115,292	9,554	558	70,626,257

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	5,851,150	4,142,908	452,542	2,551,849	1,760,040	14,758,489

Inter-stage transfers:
From stage 1 to stage 2	(1,110,527)	2,821,672	-	-	-	1,711,145
From stage 2 to stage 1	243,540	(1,030,130)	(5,101)	-	-	(791,691)
From stage 1 or 2 to stage 3	(30,748)	(883,797)	(5,573)	1,775,160	6,840	861,882
From stage 3 to stage 1 or 2	3,090	20,319	-	(271,522)	(49,721)	(297,834)
Changes without inter-stage transfers	(610,080)	(843,404)	60,682	346,291	43,128	(1,003,383)
New originated financial assets	2,809,970	1,311,811	91,605	26,506	202,810	4,442,702
Reimbursements	(2,013,526)	(882,596)	(76,137)	(131,567)	(246,305)	(3,350,131)
Write-offs	-	-	-	(423,260)	(10,753)	(434,013)
Foreign exchange difference	37,931	57,615	22,043	15	38,924	156,528
Inflation adjustment	(659,311)	(502,072)	(50,194)	(336,407)	(197,393)	(1,745,377)

Balances as of 03.31.21	4,521,489	4,212,326	489,867	3,537,065	1,547,570	14,308,317

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	5,702,874	2,770,962	275,361	4,271,583	4,576,386	17,597,166

Inter-stage transfers:
From stage 1 to stage 2	(3,119,417)	11,382,294	30,274	-	-	8,293,151
From stage 2 to stage 1	1,921,582	(6,481,063)	(5,240)	-	-	(4,564,721)
From stage 1 or 2 to stage 3	(39,424)	(2,062,503)	(713,773)	4,783,203	1,183,897	3,151,400
From stage 3 to stage 1 or 2	22,068	83,697	(1,576)	(1,162,816)	(43,143)	(1,101,770)
Changes without inter-stage transfers	(1,811,042)	(178,425)	922,790	4,331,603	(2,976,904)	288,022
New originated financial assets	13,366,350	2,879,187	162,805	360,677	7,151,886	23,920,905
Reimbursements	(9,020,362)	(3,774,358)	(88,378)	(5,021,923)	(3,781,882)	(21,686,903)
Write-offs	-	-	-	(3,857,802)	(4,385,385)	(8,243,187)
Foreign exchange difference	461,039	564,809	91,922	37,482	804,194	1,959,446
Inflation adjustment	(1,632,518)	(1,041,692)	(221,643)	(1,190,158)	(769,009)	(4,855,020)

Balances as of 12.31.20	5,851,150	4,142,908	452,542	2,551,849	1,760,040	14,758,489

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	1,107,135	406,216	18,197	8,334	1,467	1,541,349

Inter-stage transfers:
From stage 1 to stage 2	(102,388)	304,108	-	-	-	201,720
From stage 2 to stage 1	36,009	(151,188)	(1,587)	-	-	(116,766)
From stage 1 or 2 to stage 3	(535)	(4,776)	-	26,680	-	21,369
From stage 3 to stage 1 or 2	95	308	-	(5,753)	-	(5,350)
Changes without inter-stage transfers	(115,017)	(50,991)	14,605	(1,847)	(1,378)	(154,628)
New originated financial assets	258,425	38,473	7,982	195	-	305,075
Reimbursements	(176,139)	(31,676)	(1,051)	(645)	-	(209,511)
Write-offs	-	-	-	(2)	-	(2)
Foreign exchange difference	12,229	1,701	1,300	-	-	15,230
Inflation adjustment	(121,540)	(54,424)	(2,283)	(1,100)	(89)	(179,436)

Balances as of 03.31.21	898,274	457,751	37,163	25,862	-	1,419,050

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	823,947	514,630	17,266	36,925	234	1,393,002

Inter-stage transfers:
From stage 1 to stage 2	(377,958)	1,406,485	-	-	-	1,028,527
From stage 2 to stage 1	306,710	(884,011)	(288)	-	-	(577,589)
From stage 1 or 2 to stage 3	(2,077)	(8,200)	(1,145)	33,929	2,868	25,375
From stage 3 to stage 1 or 2	2,189	1,643	61	(47,558)	(874)	(44,539)
Changes without inter-stage transfers	170,935	(87,769)	(591)	(3,215)	(77)	79,283
New originated financial assets	934,534	249,299	13,794	2,321	-	1,199,948
Reimbursements	(521,622)	(653,440)	(4,001)	(10,029)	(181)	(1,189,273)
Write-offs	-	-	-	(51)	(145)	(196)
Foreign exchange difference	34,439	11,926	1,451	-	-	47,816
Inflation adjustment	(263,962)	(144,347)	(8,350)	(3,988)	(358)	(421,005)

Balances as of 12.31.20	1,107,135	406,216	18,197	8,334	1,467	1,541,349

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final maturity date of the loan.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected portfolio		Loss from changes in contractual cash flows
		2020	2021
UVA-indexed mortgage loans	18,714,585	(509,618)	(2,964)
UVA-indexed pledge loans	382,626	(8,040)	(160)

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. The credit quality ratios did not exhibit signs of impairment as a result of the aid measures adopted by the local authorities. There were no relevant impacts on ECLs directly associated with the COVID-19 pandemic and the lockdown.

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, since March 19, 2020, by means of several extensions, the BCRA suspended the distribution of profits by financial institutions until June 30, 2021 (Communication "A" 7181).  The payment of dividends will be resumed when the aforementioned suspension is overruled and when such payment is formally approved by the BCRA.

49.	Restricted assets

As of March 31, 2021 and December 31, 2020, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	03/31/2021	12/31/2020
Argentine Treasury Bond adjusted by CER Maturity 2023	31,130	31,855
Argentine Treasury Bond adjusted by CER Maturity 2024	72,150	72,855
	103,280	104,710

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,644,591 and 20,233,091 as of Mach 31, 2021 and December 31, 2020, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposits Guarantee Fund (DGF). Pursuant to the changes introduced by Decree No. 1292/96, the shareholders of such company will be the BCRA, with at least one share, and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

That company was incorporated in August 1995, and as of December 31, 2020 the Entity holds 8.1960% of the corporate stock (Communication “B” 12152 of the BCRA).

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of any principal amount paid plus interest accrued up to the date of revocation of the authorization to operate, or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. In case of transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of March 31, 2021 and December 31, 2020, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 205,813 and 177,155, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from Ps. 450,000 to Ps. 1,000,000, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to Ps. 1,500,000, effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	03.31.21	12.31.20

Balances at the BCRA
BCRA – current account – not restricted	125,127,155	97,077,751
BCRA – special guarantee accounts – restricted (Note 11)	4,002,391	5,143,636
BCRA – social security special accounts – restricted	439,157	-
	129,568,703	102,221,387

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	15,002,705	16,354,601

Liquidity Bills – BCRA	97,734,769	101,528,279

TOTAL	242,306,177	220,104,267

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	03.31.21	03.31.20

Credit risk	29,877,388	30,906,666
Operational risk	9,871,660	10,059,780
Market risk	177,211	714,146

Paid-in	107,629,501	108,815,888
Surplus	67,703,242	67,135,296

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

As of March 31, 2021, the cash contra-account includes Argentine Treasury Bonds adjusted by CER and maturing in 2024, deposited with the account opened at Caja de Valores S.A., named “Depositor

1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of March 31, 2021 and December 31, 2020, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 48,938, through custody account No. 493-0005459481 held at Banco BBVA Argentina S.A. As of March 31, 2021 and December 31, 2020, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into an agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2021 and December 31, 2020, the assets of Diagonal Trust amount to 2,427 and 2,742, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,718 as of March 31, 2021 and December 31, 2020, respectively.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 374,479 and 403,059 as of March 31, 2021 and December 31, 2020, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of March 31, 2021 and December 31, 2020, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 51,386,263 and 31,902,639, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

MUTUAL FUNDS	03.31.21 (1)	12.31.20

FBA Renta Pesos	134,105,412	108,290,226
FBA Renta Fija Plus	5,076,732	491,681
FBA Ahorro Pesos	1,297,176	912,159
FBA Horizonte	622,848	720,237
FBA Calificado	491,824	633,441
FBA Acciones Argentinas	407,319	531,367
FBA Acciones Latinoamericanas	380,300	502,302
FBA Bonos Argentina	296,768	292,921
FBA Bonos Globales	203,646	227,320
FBA Renta Mixta	54,912	66,956
FBA Gestión I	29,516	30,997
FBA Horizonte Plus	28,653	35,271
FBA Retorno Total I	26,801	31,291
FBA Renta Publica I	1,747	1,834
FBA Renta Fija Local	1,746	1,834
FBA Renta Fija Dólar Plus	-	156,892

	143,025,400	112,926,729

(1) Not subject to quarterly review pursuant to CNV Resolution No. 873/2020.

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-

Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

- Pablo Bistacco and Graciela Alonso - US$ 61,000

- Nestor Bacquer and Hugo Benzan - US$ 76,831 and Euros 9,000

- Mariela Espinosa and Mario Fioritti - US$ 59,800 and Euros 11,500

- Liliana Paz and Alberto Gimenez - US$ 296,000 and Euros 28,000

- Jorge Elizalde and Elizabeth Mosquera - US$ 9,135

- Carlos Barcellini - US$ 4,000

- Carlos Alfonso - US$ 4,000

- Samuel Alaniz - US$ 4,000

- Julian Burgos - US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Manager Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Court of Appeals of Mar del Plata, Criminal department, and is awaiting judgment.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period ended and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on March 15, 2021 and identified under No. 7545, File No. 381/22/21, on grounds of alleged breach of Communication “A” 6770 concerning operations carried out by MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. objects to certain operations for an aggregate amount of U$S 800,000, claiming an alleged breach of Communication “A” 6770, Paragraph 11. Purportedly, three exchange operations would have been completed under code P8 (Other financial loans) in order to prepay a financial loan arising from a loan agreement entered into on April 5, 2019 with original maturity scheduled on April 5, 2021. Such agreement included an addendum executed on October 18, 2019, which amended the third clause of the agreement and which rescheduled the principal payment date to fall due on October 18, 2019. The BCRA believes it purports to an early payment of the loan, thus infringing the above-mentioned communication. (ii) TELECENTRO S.A. objects to an operation for an aggregate amount of U$S 185,724, for alleged breach of Communication “A” 6770, Paragraph 12, arguing that an operation under code B07 (sight payments for imported goods) was carried out to prepay, on October 24, 2019, a trade payable documented by means of two invoices with payment date due on October 29, 2019. The individuals/entities subject to these proceedings are Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below as of the date of the events: (i) the International Trade Manager and (ii) and an Area officer. The Entity has assumed the defense of the case and is preparing its answer to the charges.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social lockdown and distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements and the financial statements for the interim periods ended in March, June, September and December 2020 are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through December 2020 and January through March 2021 are in the process of being transcribed to the Journal.

58.	Subsequent Events

On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held, which approved the resolutions mentioned in Note 30 “Share Capital” to these consolidated condensed interim financial statements.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of March 31, 2021.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

Account	03.31.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	91,821,630	109,827,053
Preferred collaterals and counter-guarantees "A"	977,006	1,178,808
Preferred collaterals and counter-guarantees "B"	613,050	438,378
No preferred collaterals and counter-guarantees	90,231,574	108,209,867

With special follow-up	3,267	266,673
Under observation	3,267	266,673
Preferred collaterals and counter-guarantees "B"	-	863
No preferred collaterals and counter-guarantees	3,267	265,810

Troubled	2,086,977	2,120,415
No preferred collaterals and counter-guarantees	2,086,977	2,120,415

With high risk of insolvency	76	88
No preferred collaterals and counter-guarantees	76	88

Uncollectible	304,233	371,047
Preferred collaterals and counter-guarantees "A"	9,926	11,212
Preferred collaterals and counter-guarantees "B"	160,188	181,401
No preferred collaterals and counter-guarantees	134,119	178,434

TOTAL	94,216,183	112,585,276

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

Account	03.31.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	205,727,514	223,816,467
Preferred collaterals and counter-guarantees "A"	32,853	66,693
Preferred collaterals and counter-guarantees "B"	31,412,133	31,570,245
No preferred collaterals and counter-guarantees	174,282,528	192,179,529

Low risk	1,176,196	280,523
Preferred collaterals and counter-guarantees "B"	44,053	25,387
No preferred collaterals and counter-guarantees	1,132,143	255,136

Low risk - with special follow-up	68,851	75,021
No preferred collaterals and counter-guarantees	68,851	75,021

Medium risk	1,466,672	1,117,280
Preferred collaterals and counter-guarantees "A"	2,300	-
Preferred collaterals and counter-guarantees "B"	13,680	65,310
No preferred collaterals and counter-guarantees	1,450,692	1,051,970

High risk	1,042,415	841,675
Preferred collaterals and counter-guarantees "B"	165,249	142,336
No preferred collaterals and counter-guarantees	877,166	699,339

Uncollectible	336,154	302,323
Preferred collaterals and counter-guarantees "A"	13	15
Preferred collaterals and counter-guarantees "B"	78,815	65,872
No preferred collaterals and counter-guarantees	257,326	236,436

TOTAL	209,817,802	226,433,289

TOTAL GENERAL	304,033,985	339,018,565

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21		12.31.20
		%over		%over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	30,921,131	10.17%	39,821,680	11.75%
50 following largest customers	28,727,677	9.45%	35,806,264	10.56%
100 following largest customers	17,703,631	5.82%	18,572,094	5.48%
All other customers	226,681,546	74.56%	244,818,527	72.21%

TOTAL	304,033,985	100.00%	339,018,565	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021
(stated in thousands of pesos) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	More than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	460	-	-	-	-	-	460
BCRA	-	-	-	-	-	-	-	-
Financial sector	-	31,465	30,948	540,470	939,467	1,961,384	458,484	3,962,218
Non-financial private sector
and residents abroad	4,542,383	131,273,041	45,990,767	32,518,198	25,897,944	34,050,495	48,964,732	323,237,560

TOTAL	4,542,383	131,304,966	46,021,715	33,058,668	26,837,411	36,011,879	49,423,216	327,200,238

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	46,988,658	9.25%	53,144,053	9.84%

50 following largest customers	40,204,538	7.92%	45,412,192	8.41%

100 following largest customers	25,448,774	5.01%	28,743,945	5.32%

All other customers	395,177,585	77.82%	412,866,858	76.43%

TOTAL	507,819,555	100.00%	540,167,048	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2021
(stated in thousands of pesos) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	454,224,918	37,636,486	24,191,834	1,433,225	24,430	-	517,510,893
Non-financial government sector	6,497,317	111,473	10	-	-	-	6,608,800
Financial sector	179,222	-	-	-	-	-	179,222
Non-financial private sector and residents abroad	447,548,379	37,525,013	24,191,824	1,433,225	24,430	-	510,722,871
Derivative instruments	398,819	-	-	-	-	-	398,819
Other financial liabilities	41,023,635	296,078	350,216	653,387	1,098,399	3,600,349	47,022,064
Financing received from the BCRA and other financial institutions	5,180,185	2,761,306	169,172	1,225,651	1,301,916	876,204	11,514,434
Corporate bonds issued	-	253,981	496,287	74,195	296,781	-	1,121,244

TOTAL	500,827,557	40,947,851	25,207,509	3,386,458	2,721,526	4,476,553	577,567,454

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

									EXHIBIT J

	PROVISIONS
	CONSOLIDATED WITH SUBSIDIARIES
	AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
	(stated in thousands of pesos)

					Decreases
	Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
		at the beginning	Increases		Reversals		Uses		as of 03.31.21
		of the year

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	1,541,349	57,137	(1)(3)	-		-	(179,436)	1,419,050

	- For administrative, disciplinary and criminal penalties	5,648	-	(1)	-		-	(648)	5,000

	- Provisions for reorganization	2,291,997	261,212	(1)	7,390		283,864	(264,084)	1,997,871

	- Provisions for termination plans	160,332	-	(1)	-		-	(18,386)	141,946

	- Other	8,961,657	214,374	(1) (2)	1,242,846	(4)	45,243	(986,020)	6,901,922

	TOTAL PROVISIONS	12,960,983	532,723		1,250,236		329,107	(1,448,574)	10,465,789

(1)	See Note 27.
(2)	It includes an increase of 839 corresponding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses.
(3)	It includes an increase of 6,124 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(4)	It includes 1,185,800 for tax provision reversals (see Note 15.c)) recorded under Income Tax.

					EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "C" SUBSIDIARIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

			Decreases
Accounts	Balances			Monetary income	Balances
	as of 12.31.20	Increases	Reversals	(loss) generated by	as of 03.31.21
				allowances

Loans and other financing	366,864	75,143	(5,847)	(41,841)	394,319
Non-financial private sector and residents abroad	366,864	75,143	(5,847)	(41,841)	394,319
Pledge loans	355,860	73,794	(5,574)	(34,922)	389,158
Finance leases	1,291	210	(208)	(120)	1,173
Other	9,713	1,139	(65)	(6,799)	3,988

TOTAL ALLOWANCES	366,864	75,143	(5,847)	(41,841)	394,319

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of March 31, 2021, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to express a conclusion on the accompanying condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim consolidated financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying condensed interim consolidated financial statements:

a)         As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.  As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector. Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 4,665,450 thousand and $ 5,001,733 thousand as of March 31, 2021 and December 31, 2020, respectively, Furthermore, in accordance with Communication “A” 6938, as extended by Communication “A” 7181, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2022 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA;

ii.    As explained in Notes 2.b) and 16, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report estimated by the Company prepared by an external professional. In addition, the valuation adjustment established by Memoranda No. 7/2019 and No. 8/2021, issued on April 29, 2019 and March 22, 2021, respectively, by BCRA, was deducted from such remaining ownership interest. The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value.

iii.  As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)	The accompanying condensed interim consolidated financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 57 to the condensed interim consolidated financial statements;
b)	As of March 31, 2021, as disclosed in Note 52 to the accompanying condensed interim consolidated financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV);
c)	We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, "Statement of cash flow items", “Statistical data” and “Ratios”), and the additional information required by section 12 of Chapter III, Title IV of CNV regulations (compiled text), based on which, as far as it relates to our area of responsibility, we have no observations; and

d)	As of March 31, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 331,710,075, no amounts being due as of that date.

City of Buenos Aires, May 26, 2021.

KPMG Mauricio G. Eidelstein Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	Notes and Exhibits	03.31.21	12.31.20

ASSETS

Cash and deposits in banks	4	195,598,576	171,527,098

Cash		65,937,062	70,293,861
Financial institutions and correspondents		129,661,514	101,233,237
Argentine Central Bank (BCRA)		125,566,312	97,077,751
Other in the country and abroad		4,095,202	4,155,486

Debt securities at fair value through profit or loss	5 and Exhibit A	4,871,695	1,064,876

Derivatives	6	2,475,616	4,380,030

Repo transactions	7	30,469,729	55,559,168

Other financial assets	8	11,892,917	9,487,278

Loans and other financing	9	269,236,461	301,841,735

Non-financial government sector		460	577
Argentine Central Bank (BCRA)		-	6,783
Other financial institutions		5,760,149	6,864,355
Non-financial private sector and residents abroad		263,475,852	294,970,020

Other debt securities	10	135,069,138	136,220,356

Financial assets pledged as collateral	11	16,643,884	20,232,292

Current income tax assets	12 a)	1,283,000	-

Investments in equity instruments	13 and Exhibit A	2,278,267	2,882,615

Investments in subsidiaries and associates	14	5,758,162	5,736,987

Property and equipment	15	37,604,612	38,098,057

Intangible assets	16	1,899,742	1,754,112

Deferred income tax assets		3,645,527	5,356,236

Other non-financial assets	17	8,839,112	9,937,868

Non-currrent assets held for sale	18	255,203	255,203

TOTAL ASSETS		727,821,641	764,333,911

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	Notes and Exhibits	03.31.21	12.31.20

LIABILITIES

Deposits	19 and Exhibit H	506,099,870	538,232,237

Non-financial government sector		6,581,683	6,357,459
Financial sector		272,490	1,262,454
Non-financial private sector and residents abroad		499,245,697	530,612,324

Derivatives	6	398,819	213,135

Other financial liabilities	21	44,214,014	43,516,636

Financing received from the BCRA and other financial institutions	22	2,583,748	5,752,585

Current income tax liabilities	12 b)	1,473,582	4,064,442

Provisions	Exhibit J	10,404,673	12,894,867

Other non-financial liabilities	24	45,114,525	44,881,006

TOTAL LIABILITIES		610,289,231	649,554,908

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		29,804,660	29,804,660
Capital adjustments		21,134,417	21,134,417
Reserves		97,514,629	97,514,629
Retained earnings		(34,375,541)	(46,848,249)
Other Comprehensive Income/(Loss)		(167,203)	88,128
Income for the period/year		3,008,738	12,472,708
TOTAL EQUITY		117,532,410	114,779,003

TOTAL LIABILITIES AND EQUITY		727,821,641	764,333,911

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 03.31.21	Accumulated as of 03.31.20

Interest income	27	35,020,284	33,216,726
Interest expense	28	(14,416,761)	(10,766,120)

Net interest income		20,603,523	22,450,606

Commission income	29	7,326,459	7,588,280
Commission expenses	30	(4,297,956)	(4,996,186)

Net commission income		3,028,503	2,592,094

Net income from financial instruments at fair value through profit or loss	31	1,465,938	1,304,393
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(33,001)	(1,045,472)
Foreign exchange and gold gains	33	894,193	1,765,792
Other operating income	34	1,580,850	1,503,893
Loan loss allowance		(1,875,958)	(2,275,736)

Net operating income		25,664,048	26,295,570

Personnel benefits	35	(5,732,948)	(6,205,035)
Administrative expenses	36	(5,215,998)	(5,022,923)
Depreciation and amortization	37	(1,060,991)	(1,167,223)
Other operating expenses	38	(4,423,135)	(4,224,792)

Operating income		9,230,976	9,675,597

Income from associates and joint ventures		36,176	107,496
Gain/(loss) on net monetary position		(6,842,840)	(4,886,841)
Income before income tax		2,424,312	4,896,252

Income tax	12 c)	584,426	(2,969,621)

Net income for the period		3,008,738	1,926,631

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Numerator:

Net income attributable to owners of the Parent	3,008,738	1,926,631
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	3,008,738	1,926,631

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,683,684
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dlution	612,710,079	612,683,684

Basic earnings per share (stated in pesos)	4.9105	3.1446
Diluted earnings per share (stated in pesos) (1)	4.9105	3.1446

(1)	Given the fact that Banco BBVA Argentina S.A. has not issued financial instruments with dilutive effects on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

	Accumulated as of 03.31.21	Accumulated as of 03.31.20

Net income for the period	3,008,738	1,926,631

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(5,450)	(25,574)
	(5,450)	(25,574)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(436,993)	3,246,403
Reclassification adjustment for the period	33,001	1,045,472
Income tax	158,319	(1,036,346)
	(245,673)	3,255,529

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the period on equity instruments at fair value through OCI	(4,483)	(22,212)
Income tax	275	6,687
	(4,208)	(15,525)

Total Other Comprehensive Income for the period	(255,331)	3,214,430

Total Comprehensive Income	2,753,407	5,141,061

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos )

	2021									2020
	Share	Non-capitalized		Other Comprehensive		Retained
	capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total	Total

			Adjustments to equity					Unappropriated retained earnings
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	29,804,660	21,134,417	145,842	(57,714)	25,446,286	72,068,343	(33,243,553)	115,910,991	116,411,001

Adjusted income from previous years (see Note 2.b) to the consolidated condensed interim financial statements)	-	-	-	-	-	-	-	(1,131,988)	(1,131,988)	-

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-	-	-	-	-	-	-	-	-	(2,188,839)

Adjusted balance at the beginning of the year	612,710	29,804,660	21,134,417	145,842	(57,714)	25,446,286	72,068,343	(34,375,541)	114,779,003	114,222,162

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	3,008,738	3,008,738	1,926,631
- Other Comprehensive Income for the period	-	-	-	(245,673)	(9,658)	-	-	-	(255,331)	3,214,430

Balances at fiscal period end	612,710	29,804,660	21,134,417	(99,831)	(67,372)	25,446,286	72,068,343	(31,366,803)	117,532,410	119,363,223

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Cash flows from operating activities

Income before Income Tax	2,424,312	4,896,252

Adjustment for total monetary income for the period	6,842,840	4,886,841

Adjustments to obtain cash flows from operating activities:	1,248,258	(3,109,915)
Depreciation and amortization	1,060,991	1,167,223
Loan loss allowance	1,875,958	2,275,736
Effect of foreign exchange changes on cash and cash equivalents	(771,971)	(6,405,977)
Other adjustments	(916,720)	(146,897)

Net increases from operating assets:	(3,433,967)	(93,280,816)
Debt securities at fair value through profit or loss	(21,333,960)	(6,269,208)
Derivatives	1,904,414	1,603,906
Repo transactions	25,089,439	(4,567,178)
Loans and other financing	(3,421,847)	(35,772,819)
Non-financial government sector	117	(126)
Other financial institutions	1,110,989	(4,459,679)
Non-financial private sector and residents abroad	(4,532,953)	(31,313,014)
Other debt securities	1,151,000	(27,581,648)
Financial assets pledged as collateral	2,190,401	(1,281,089)
Investments in equity instruments	333,766	281,952
Other assets	(9,347,180)	(19,694,732)

Net increases from operating liabilities:	43,198,847	66,075,176
Deposits	30,300,906	49,103,717
Non-financial government sector	224,224	436,525
Financial sector	(441,953)	723,490
Non-financial private sector and residents abroad	30,518,635	47,943,702
Liabilities at fair value through profit or loss	-	(893,127)
Derivatives	185,684	(4,252,404)
Other liabilities	12,712,257	22,116,990

Income tax paid	(2,216,237)	(419,644)

Total cash flows generated by/(used in) operating activities	48,064,053	(20,952,106)

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2021 AND 2020
(stated in thousands of pesos)

Accounts	03.31.21	03.31.20

Cash flows from investing activities

Payments:	(722,549)	(542,556)
Purchase of property and equipment, intangible assets and other assets	(700,447)	(542,556)
Other payments related to investing activities	(22,102)	-

Collectios:	299,098	272,566
Other collections related to investing activities	299,098	272,566

Total cash flows used in investing activities	(423,451)	(269,990)

Cash flows from financing activities

Payments:	(3,449,742)	(1,133,224)
Non-subordinated corporate bonds	-	(483,492)
BCRA	(6,603)	(690)
Financing from local financial institutions	(3,101,050)	(362,640)
Other payments related to financing activities	(61,184)	-
Leases	(280,905)	(286,402)

Total cash flows used in financing activities	(3,449,742)	(1,133,224)

Effect of exchange rate changes on cash and cash equivalents	771,971	6,405,977
Gain/loss on net monetary position of cash and cash equivalents	(20,891,353)	(15,359,060)

Total changes in cash flows	24,071,478	(31,308,403)
Restated cash and cash equivalents at the beginning of the year (Note 4)	171,527,098	240,104,831
Cash and cash equivalents at fiscal period-end (Note 4)	195,598,576	208,796,428

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED MARCH 31, 2021
(Stated in thousands of pesos)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These separate condensed interim financial statements as of March 31, 2021 and for the three-month period ended on such date, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2021 and December 31, 2020 would have been reduced by 4,665,450 and 5,001,733, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of March 31, 2021 and December 31, 2020 (see Note 16 to the consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, in compliance with the BCRA’s requirement. Consequently, in accordance with Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,617,126 (decrease) and “Unappropriated retained earnings” by 1,131,988 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

The exceptions described above imply a deviation from IFRS.

As stated in Note 2 to the consolidated condensed interim financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate condensed financial statements.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)
•	Accounting judgments and estimates (Note 4 to the consolidated condensed interim financial statements)
•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
•	Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)
•	Provisions (Note 27 to the consolidated condensed interim financial statements)
•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)
•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)
•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)
•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)
•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated condensed interim financial statements)
•	Trust activities (Note 54 to the consolidated condensed interim financial statements)
•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)
•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)
•	Accounting records (Note 57 to the consolidated condensed interim financial statements)
•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as stated in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2020 for all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control upon changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2021 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022, as stated in note 2 to these consolidated condensed interim financial statements.

4.	Cash and deposits in banks
	03.31.21	12.31.20

BCRA - Current account	125,566,312	97,077,751
Cash	65,937,062	70,293,861
Balances with other local and foreign institutions	4,095,202	4,155,486
TOTAL	195,598,576	171,527,098

5.	Debt securities at fair value through profit or loss

	03.31.21	12.31.20

Government securities	4,844,172	1,033,884
Private securities - Corporate bonds	27,523	30,992
TOTAL	4,871,695	1,064,876

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of March 31, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. as of December 30, 2021– Note 16 to the consolidated condensed interim financial statements). Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

Breakdown is as follows:

Assets

	03.31.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	1,293,616	3,044,927
Premiums for call options taken - Prisma Medios de Pago S.A.	1,182,000	1,335,103
TOTAL	2,475,616	4,380,030

Liabilities

	03.31.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	398,819	213,135
TOTAL	398,819	213,135

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	03.31.21	12.31.20

Foreign currency forwards

Foreign currency forward purchases - US$	760,818	1,011,403
Foreign currenct forward sales - US$	749,810	978,794
Foreign currency forward sales - Euros	7,590	6,834

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	30,469,729	55,559,168
TOTAL	30,469,729	55,559,168

8.	Other financial assets

The breakdown of other financial assets is as follows:

	03.31.21	12.31.20
Measured at amortized cost

Other receivables	5,256,240	5,295,268
Financial debtors from spot transactions pending settlement	3,733,256	1,258,743
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	2,941,287	2,950,409
Non-financial debtors from spot transactions pending settlement	7,579	117,752
Other	216,595	155,674
	12,154,957	9,777,846

Allowance for loan losses (Exhibit R)	(262,040)	(290,568)

TOTAL	11,892,917	9,487,278

9.	Loans and other financing

The Bank keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.21	12.31.20

Credit cards	119,676,106	129,370,764
Consumer loans	30,477,891	31,678,853
Loans for the prefinancing and financing of exports	19,568,943	18,049,709
Discounted instruments	18,577,997	21,593,395
Mortgage loans	18,330,373	18,914,805
Unsecured instruments	13,711,039	16,606,453
Overdrafts	13,191,045	19,666,430
Other financial institutions	6,033,017	7,550,143
Pledge loans	3,403,664	2,961,684
Loans to personnel	2,316,604	2,405,155
Receivables from finance leases	1,885,541	1,849,167
Instruments purchased	1,037,192	1,117,898
BCRA	-	6,783
Non-financial government sector	460	577
Other financing	35,064,980	44,534,710
	283,274,852	316,306,526

Allowance for loan losses (Exhibit R)	(14,038,391)	(14,464,791)
TOTAL	269,236,461	301,841,735

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	03.31.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,140,693	725,303	1,194,390	802,038
From 1 to 2 years	734,921	458,142	730,608	475,533
From 2 to 3 years	551,830	389,999	473,983	338,363
From 3 to 4 years	407,581	305,849	310,084	233,233
From 4 to 5 years	8,184	6,248	-	-

TOTAL	2,843,209	1,885,541	2,709,065	1,849,167

Principal		1,829,946		1,794,011
Interest accrued		55,595		55,156
TOTAL		1,885,541		1,849,167

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate condensed interim financial statements. The reconciliation of the information included in those Exhibits to the accounting balances is included below.

	03.31.21	12.31.20

Total Exhibit B and C	286,378,305	322,900,262
Plus:
BCRA	-	6,783
Loans to personnel	2,316,604	2,405,155
Interest and other items accrued receivable from financial assets with credit value impairment	-	158,440
Less:
Allowance for loan losses (Exhibit R)	(14,038,391)	(14,464,791)
Adjustments for effective interest rate	(1,131,988)	(1,146,630)
Corporate bonds	(298,175)	(326,836)
Loan commitments	(3,989,894)	(7,690,648)
Total loans and other financing	269,236,461	301,841,735

As of March 31, 2021 and December 31, 2020, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.21	12.31.20

Overdrafts and receivables agreed not used	1,097,767	927,414
Guarantees granted	1,444,031	846,180
Liabilities related to foreign trade transactions	12,718	71,632
Secured loans	1,435,378	5,845,422
	3,989,894	7,690,648

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	03.31.21	12.31.20

Government securities	15,002,705	-
Corporate bonds under credit recovery transactions	29	94
	15,002,734	94

Allowance for loan losses - Private securities (Exhibit R)	(29)	(94)

TOTAL	15,002,705	-

b) Financial assets measured at fair value through OCI

	03.31.21	12.31.20

BCRA Liquidity Bills	97,734,769	101,528,279
Government securities	22,062,852	34,397,371
Private securities - Corporate bonds	268,847	294,807

	120,066,468	136,220,457

Allowance for loan losses - Private securities (Exhibit R) (1)	(35)	(101)

TOTAL	120,066,433	136,220,356

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

11.	Financial assets pledged as collateral

As of March 31, 2021 and December 31, 2020, the Bank has pledged as collateral the following financial assets:

		03.31.21	12.31.20

Guarantee trust - Government securities at fair value through OCI	(2)	5,630,752	7,838,893
BCRA - Special guarantee accounts (Note 42)	(1)	4,002,391	5,143,636
Guarantee trust - USD	(4)	3,838,483	3,966,143
Deposits as collateral	(3)	3,172,258	3,283,620
TOTAL		16,643,884	20,232,292

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos SA (BYMA).

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	03.31.21	12.31.20

Income tax asset	1,283,000	-
	1,283,000	-

b)	Current income tax liabilities

Breakdown is as follows:

	03.31.21	12.31.20

Income tax provision	9,959,445	11,252,956
Advances	(8,487,623)	(7,190,501)
Collections and withholdings	1,760	1,987
	1,473,582	4,064,442

c)	Income tax expense

Breakdown of income tax benefit / (expense):

	03.31.21	03.31.20

Current tax	2,453,729	(5,535,499)
Deferred tax	(1,869,303)	2,565,878
	584,426	(2,969,621)

The income tax benefit for the period ended March 31, 2021 includes the impact of the full calculation of the 2021 inflation adjustment for tax purposes and the sixths corresponding to the years 2019 and 2020 on a pro rata basis, as well as the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” in this Note.

The Bank’s effective tax rate for the period ended March 31, 2020 was 61%.

The policy on the recognition of income tax for interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	03.31.21	12.31.20

Prisma Medios de Pago S.A. (Note 16 to the consolidated condensed interim financial statements)	1,979,393	2,522,552
Private securities - Shares of other non-controlled companies	269,349	327,873
TOTAL	2,248,742	2,850,425

13.2 Investments in equity instruments through other comprehensive income

	03.31.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	28,143	30,741
Other	1,382	1,449
TOTAL	29,525	32,190

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.21	12.31.20

BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,735,269	1,626,735
Volkswagen Financial Services Compañía Financiera S.A.	1,544,237	1,573,725
PSA Finance Arg. Cía. Financiera S.A.	866,431	876,796
Rombo Cía. Financiera S.A.	793,035	855,021
BBVA Consolidar Seguros S.A.	527,349	503,069
Interbanking S.A.	186,849	186,851
Play Digital S.A. (1)	77,412	84,034
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	27,580	30,756
BBVA Francés Valores S.A. (2)	-	-

TOTAL	5,758,162	5,736,987

(1)	See Note 17 to the consolidated condensed interim financial statements.

15.	Property and equipment
	03.31.21	12.31.20

Real estate	26,521,197	26,368,789
Furniture and facilities	5,313,405	5,539,945
Right of use of leased real estate (Note 2.5)	2,819,882	2,988,412
Machinery and equipment	2,023,014	2,415,130
Constructions in progress	844,570	730,699
Vehicles	82,544	55,082
TOTAL	37,604,612	38,098,057

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

16.	Intangible assets

	03.31.21	12.31.20

Licenses - Software	1,899,742	1,754,112
TOTAL	1,899,742	1,754,112

17.	Other non-financial assets

	03.31.21	12.31.20

Prepayments	4,549,235	4,939,387
Investment properties	2,125,139	2,135,112
Tax advances	1,439,774	1,760,252
Advances to suppliers of goods	341,735	354,464
Other miscellaneous assets	265,821	265,821
Assets acquired as security for loans	14,923	15,159
Advances to personnel	6,031	426,509
Other	96,454	41,164
TOTAL	8,839,112	9,937,868

Investment property includes real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes certain groups of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	03.31.21	12.31.20

Property and equipment held for sale	255,203	255,203

TOTAL	255,203	255,203

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.21	12.31.20

Non-financial government sector	6,581,683	6,357,459
Financial sector	272,490	1,262,454
Non-financial private sector and residents abroad	499,245,697	530,612,324
Checking accounts	103,041,873	127,179,424
Savings accounts	216,346,480	232,642,829
Time deposits	142,446,147	133,341,434
Investment accounts	32,366,193	31,519,206
Other	5,045,004	5,929,431
TOTAL	506,099,870	538,232,237

20.	Liabilities at fair value through profit or loss

No transactions were accounted for in this period.

21.	Other financial liabilities

	03.31.21	12.31.20

Obligations from financing of purchases	25,370,422	28,314,143
Collections and other transactions on behalf of third parties	4,926,440	4,574,955
Liabilities for leases (Note 25)	2,974,237	3,321,671
Receivables from spot purchases pending settlement	2,933,946	163,789
Payment orders pending credit	2,785,959	2,144,536
Credit balance for spot sales pending settlement	1,839,700	950,442
Commissions accrued payable	31,647	46,923
Other	3,351,663	4,000,177
TOTAL	44,214,014	43,516,636

22.	Financing received from the BCRA and other financial institutions

	03.31.21	12.31.20

Foreign financial institutions	1,877,921	1,909,934
Local financial institutions	681,489	3,810,474
BCRA	24,338	32,177
TOTAL	2,583,748	5,752,585

23.	Corporate bonds issued

No transactions were accounted for in this period.

24.	Other non-financial liabilities

	03.31.21	12.31.20

Cash dividends payable (1)	14,500,000	16,378,171
Miscellaneous creditors	11,611,998	10,014,703
Other collections and withholdings	5,852,502	5,824,026
Advances collected	5,170,366	5,122,565
Short-term personnel benefits	4,923,707	5,549,114
Other taxes payable	1,782,529	977,569
Social security payment orders pending settlement	495,305	112,206
Long-term personnel benefits	392,759	443,633
For contract liabilities	370,336	452,287
Other	15,023	6,732
TOTAL	45,114,525	44,881,006

(1) See Note 30 to the consolidated condensed interim financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of March 31, 2021 and December 31, 2020:

Rights of use under leases

	Initial			Depreciation		Residual
	value as of			Accumulated	For the	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Period (1)	03.31.21

Leased real property	4,573,045	138,800	95,633	1,584,633	211,697	2,819,882

(1) See Note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.21	12.31.20

Up to 1 year	99,934	6,616	106,550	191,085

From 1 to 5 years	1,430,915	124,613	1,555,528	2,208,007

More than 5 years	1,297,602	14,557	1,312,159	922,579

			2,974,237	3,321,671

Interest and exchange rate difference recognized in profit or loss

	03.31.21	03.31.20

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(88,886)	(108,995)

Exchange rate difference
Exchange rate gain/(loss) from finance lease	999,595	(123,400)

Other expenses
Leases (Note 36)	(684,409)	(448,837)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	03.31.21	03.31.20

Interest on government securities	9,767,613	8,913,458
Interest on credit card loans	5,309,437	6,584,476
Premiums on reverse repurchase transactions	3,117,896	1,040,910
Stabilization Coefficient (CER) clause adjustment	3,065,868	37,672
Acquisition Value Unit (UVA) clause adjustment	2,874,975	3,216,016
Interest on instruments	2,737,107	3,626,358
Interest on consumer loans	2,578,927	2,867,981
Interest on other loans	2,213,423	1,091,584
Interest on overdrafts	1,786,455	3,585,373
Interest on loans to the financial sector	580,636	894,237
Interest on mortgage loans	316,443	452,137
Interest on pledge loans	303,867	125,789
Interest on loans for the prefinancing and financing of exports	197,815	446,094
Interest on finance leases	144,900	134,674
Interest on private securities	23,437	2,220
Other	1,485	197,747
TOTAL	35,020,284	33,216,726

28.	Interest expenses

	03.31.21	03.31.20

Interest on time deposits	11,821,941	9,105,561
Interest on checking accounts deposits	1,829,738	318,813
Acquisition Value Unit (UVA) clause adjustments	563,868	291,183
Interest on savings accounts deposits	96,209	96,502
Interest on other liabilities from financial transactions	72,274	928,526
Interest on interfinancial loans	32,517	15,544
Primas por pases pasivos	-	-
Other	214	9,991
TOTAL	14,416,761	10,766,120

29.	Commission income

	03.31.21	03.31.20

From credit cards	3,300,032	2,568,637
Linked to liabilities	3,069,069	4,108,036
From insurance	385,528	395,595
From foreign trade and foreign currency transactions	385,423	297,176
Linked to securities	93,188	49,421
Linked to loans	91,497	168,756
From guarantees granted	1,722	659
TOTAL	7,326,459	7,588,280

30.	Commission expenses

	03.31.21	03.31.20

For credit and debit cards	3,573,057	4,183,411
For payment of salaries	183,489	266,645
For digital sales services	156,022	159,188
For foreign trade transactions	79,636	49,873
For promotions	29,786	41,246
Linked to transactions with securities	4,418	789
Other commission expenses	271,548	295,034
TOTAL	4,297,956	4,996,186

31.	Net income / (loss) from financial instruments at fair value through profit or loss

	03.31.21	03.31.20

Income from foreign currency forward transactions	1,193,741	328,983
Income from government securities	605,057	1,326,892
Income from corporate bonds	2,487	23,714
Income from private securities	(335,347)	(73,440)
Income from interest rate swaps	-	32,768
Income/(loss) from loans	-	(332,359)
Other	-	(2,165)
TOTAL	1,465,938	1,304,393

32.	Net (loss) from writing-down assets carried at amortized cost and at fair value through other comprehensive income

	03.31.21	03.31.20

(Loss) from sale of government securities	(33,001)	(1,045,472)
TOTAL	(33,001)	(1,045,472)

33.	Foreign exchange and gold gains (losses)

	03.31.21	03.31.20

Income from purchase-sale of foreign currency	1,257,974	1,349,669
Conversion of foreign currency assets and liabilities into pesos	(363,781)	416,123
TOTAL	894,193	1,765,792

34.	Other operating income

	03.31.21	03.31.20

Adjustments and interest on miscellaneous receivables	576,872	355,926
Rental of safe deposit boxes	285,213	296,253
Loans recovered	227,979	230,184
Allowances reversed	64,437	121,156
Debit and credit card commissions	60,823	105,982
Punitive interest	31,077	77,508
Income from initial recognition of government securities	11,446	-
Other operating income	323,003	316,884
TOTAL	1,580,850	1,503,893

35.	Personnel benefits

	03.31.21	03.31.20

Salaries	3,631,110	3,719,948
Social security withholdings and collections	1,011,644	1,102,052
Other short-term personnel benefits	884,903	1,139,845
Personnel services	104,290	123,093
Personnel compensation and bonuses	101,001	120,097
TOTAL	5,732,948	6,205,035

36.	Administrative expenses

	03.31.21	03.31.20

Taxes	1,224,770	1,226,151
Armored transportation services	763,807	394,632
Rent (Note 25)	684,409	448,837
Maintenance and repair costs	618,382	603,822
Administrative expenses	359,385	470,507
Electricity and communications	266,097	316,309
Advertising	198,849	253,491
Security services	193,040	156,966
Other fees	190,281	307,742
Insurance	65,687	60,068
Representation and travel expenses	38,997	39,294
Stationery and supplies	17,506	26,914
Fees to Bank Directors and Supervisory Committee	8,338	27,852
Other administrative expenses	586,450	690,338
TOTAL	5,215,998	5,022,923

37.	Depreciation and amortization

	03.31.21	03.31.20

Depreciation of property and equipment	802,929	892,940
Amortization of rights of use of leased real property (Note 25)	211,697	203,587
Amortization of intangible assets	36,405	57,788
Depreciation of other assets	9,960	12,908
TOTAL	1,060,991	1,167,223

38.	Other operating expenses

	03.31.21	03.31.20

Turnover tax	2,861,000	2,321,327
Initial recognition of loans	291,799	249,243
Other allowances (Exhibit J)	261,867	1,000,979
Reorganization expenses (Exhibit J)	261,212	15,085
Contribution to the Deposit Guarantee Fund	204,889	176,962
Interest on liabilities from leases (Note 25)	88,886	108,995
Claims	28,297	36,002
Other operating expenses	425,185	316,199
TOTAL	4,423,135	4,224,792

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements as regards restrictions to the payment of dividends.

41.	Restricted assets

As of March 31, 2021 and December 31, 2020, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	03/31/2021	12/31/2020

Argentine Treasury Bonds adjusted by CER Maturity 2023	31,130	31,855
Argentine Treasury Bonds adjusted by CER Maturity 2024	72,150	72,855
	103,280	104,710

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,643,884 and 20,232,292 as of March 31, 2021 and December 31, 2020, respectively (see Note 11 to these separate condensed interim financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	03.31.21	12.31.20

Balances at the BCRA
BCRA – current account – not restricted	125,127,155	97,077,751
BCRA – special guarantee accounts – restricted (Note 11)	4,002,391	5,143,636
BCRA – social security special accounts – restricted	439,157	-
	129,568,703	102,221,387

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	15,002,705	16,354,601

Liquidity Bills – BCRA	97,734,769	101,528,279

TOTAL	242,306,177	220,104,267

42.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	03.31.21	03.31.20

Credit risk	28,710,256	29,826,271
Operational risk	9,602,900	9,693,102
Market risk	173,261	709,599

Paid-in	104,841,396	106,096,500
Surplus	66,354,979	65,867,528

								EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	03.31.21	12.31.20

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos
Treasury Bond adjusted by CER in pesos, maturity 04-17-2021	5494	2,844,157	1	2,844,157	-	2,844,157	-	2,844,157
Treasury Bills, floating rate, maturity 04-30-21	5394	1,006,270	1	1,006,270	-	1,006,270	-	1,006,270
Treaury Bills adjusted by CER, maturity 05-21-2021	5389	993,745	1	993,745	-	993,745	-	993,745
Discount Treasury Bill, maturity 01-29-2021	5381	-	1	-	612,179	-	-	-
Treasury Bill, floating rate, maturity 01-29-2021	5387	-	2	-	421,625	-	-	-

Subtotal Government Securities - In pesos		4,844,172		4,844,172	1,033,804	4,844,172	-	4,844,172

Government Securities - In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	-	2	-	80	-	-	-

Subtotal Government Securities - In foreign currency		-		-	80	-	-	-

Private Securities
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	21,723	2	21,723	24,501	21,723	-	21,723
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,190	2	5,190	5,861	5,190	-	5,190

Subtotal Private Securities		26,913		26,913	30,362	26,913	-	26,913

Private Securities - In foreign currency
Corporate Bond YPF Class 9 USD	54659	610	2	610	630	610	-	610

Subtotal Private Securities - In foreign currency		610		610	630	610	-	610

TOTAL DEBT SECURITES AT FAIR VALUE THROUGH PROFIT OR LOSS		4,871,695		4,871,695	1,064,876	4,871,695	-	4,871,695

								EXHIBIT A
								(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	03.31.21	12.31.20

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	7,259,868	1	7,259,868	6,435,608	7,259,868	-	7,259,868
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492	4,598,909	1	4,598,909	2,131,235	4,598,909	-	4,598,909
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	2,939,878	2	2,939,878	2,877,921	2,939,878	-	2,939,878
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491	3,833,361	1	3,833,361	3,868,739	3,833,361	-	3,833,361
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	2,038,675	1	2,038,675	2,065,549	2,038,675	-	2,038,675
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	513,459	2	513,459	-	513,459	-	513,459
Treasury Bills adjusted by CER. Maturity 02-22-2022	5500	503,750	2	503,750	-	503,750	-	503,750
Treasury Bonds adjusted by 2% CER in pesos. Maturity 11-09-2026	5925	304,909	2	304,909	592,897	304,909	-	304,909
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5315	70,043	1	70,043	70,821	70,043	-	70,043
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	16,354,601	-	-	-

Subtotal Government Securities - In pesos		22,062,852		22,062,852	34,397,371	22,062,852	-	22,062,852

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 04-13-2021	13696	15,786,352	2	15,786,352	-	15,786,352	-	15,786,352
BCRA Liquidity Bills in pesos. Maturity 04-27-2021	13700	12,644,922	2	12,644,922	-	12,644,922	-	12,644,922
BCRA Liquidity Bills in pesos. Maturity 04-08-2021	13695	12,397,851	2	12,397,851	-	12,397,851	-	12,397,851
BCRA Liquidity Bills in pesos. Maturity 04-29-2021	13701	12,133,663	2	12,133,663	-	12,133,663	-	12,133,663
BCRA Liquidity Bills in pesos. Maturity 04-06-2021	13694	11,916,348	2	11,916,348	-	11,916,348	-	11,916,348
BCRA Liquidity Bills in pesos. Maturity 04-15-2021	13697	11,324,423	2	11,324,423	-	11,324,423	-	11,324,423
BCRA Liquidity Bills in pesos. Maturity 04-20-2021	13698	10,776,647	2	10,776,647	-	10,776,647	-	10,776,647
BCRA Liquidity Bills in pesos. Maturity 04-22-2021	13699	10,754,563	2	10,754,563	-	10,754,563	-	10,754,563
BCRA Liquidity Bills in pesos. Maturity 01-19-2021	13672	-	2	-	30,998,356	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2021	13668	-	2	-	15,157,699	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2021	13670	-	2	-	13,373,357	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-21-2021	13673	-	2	-	11,043,264	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-14-2021	13671	-	2	-	6,673,703	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-26-2021	13674	-	2	-	10,986,774	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-28-2021	13675	-	2	-	6,578,556
BCRA Liquidity Bills in pesos. Maturity 01-07-2021	13669		2		6,716,570

Subtotal BCRA Bills		97,734,769		97,734,769	101,528,279	97,734,769	-	97,734,769

Private Securities - In pesos
Corporate Bond PAN AMERICAN ENERGY, S.L. ARGENTINE BRANCH	54816	268,847	2	268,847	294,807	268,847	-	268,847
Subtotal Private Securities - In Pesos		268,847		268,847	294,807	268,847	-	268,847

TOTAL DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI		120,066,468		120,066,468	136,220,457	120,066,468	-	120,066,468

MEASURED AT AMORTIZED COST
Government Securities - In Pesos
Argentine Treasury Bond in pesos, at 22% fixed rate, maturity May 2022	5496	15,002,705	2	15,002,705	-	15,002,705	-	15,002,705

Subtotal Government Securities - In Pesos		15,002,705		15,002,705	-	15,002,705	-	15,002,705

Private Securities - In pesos
Corporate Bond EXO. S.A.		29		29	94	29	-	29

Subtotal Private Securities - In Pesos		29		29	94	29		29

TOTAL DEBT SECURITIES MEASURED AT AMORTIZED COST		15,002,734		15,002,734	94	15,002,734	-	15,002,734

TOTAL OTHER DEBT SECURITIES		135,069,202		135,069,202	136,220,551	135,069,202	-	135,069,202

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
Prisma Medios de Pago S.A. (1)		1,979,393	3	1,979,393	2,522,552	-	1,979,393	1,979,393
BYMA- Bolsas y Mercados Argentina share		157,000	1	157,000	173,947	157,000	-	157,000
Mercado de Valores de Bs. As. Share		112,349	1	112,349	153,925	112,349	-	112,349
Other		226	2	226	255	226	-	226
Foreign:
Private Securities - In foreign currency
Other		29,299	2	29,299	31,936	29,299	-	29,299
TOTAL EQUITY INSTRUMENTS		2,278,267		2,278,267	2,882,615	298,874	1,979,393	2,278,267

(1) The shareholding in Prisma Medios de Pago S.A. has call options taken over the total position (See note 9 to these Consolidated Condensed Interim Financial Statements).

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	87,988,932	107,410,765
Preferred collaterals and counter-guarantees "A"	977,006	1,178,808
Preferred collaterals and counter-guarantees "B"	577,444	402,293
No preferred collaterals and counter-guarantees	86,434,482	105,829,664

With special follow-up	3,267	266,673
Under observation	3,267	266,673
Preferred collaterals and counter-guarantees "B"	-	863
No preferred collaterals and counter-guarantees	3,267	265,810

Troubled	2,086,977	2,120,415
No preferred collaterals and counter-guarantees	2,086,977	2,120,415

With high risk of insolvency	76	88
No preferred collaterals and counter-guarantees	76	88

Uncollectible	304,233	371,047
Preferred collaterals and counter-guarantees "A"	9,926	11,212
Preferred collaterals and counter-guarantees "B"	160,188	181,401
No preferred collaterals and counter-guarantees	134,119	178,434

TOTAL	90,383,485	110,168,988

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	192,080,946	210,295,265
Preferred collaterals and counter-guarantees "A"	32,853	66,693
Preferred collaterals and counter-guarantees "B"	21,506,393	21,841,298
No preferred collaterals and counter-guarantees	170,541,700	188,387,274

Low risk	1,175,953	280,001
Preferred collaterals and counter-guarantees "B"	43,885	24,865
No preferred collaterals and counter-guarantees	1,132,068	255,136

Low risk - with special follow-up	68,851	75,021
No preferred collaterals and counter-guarantees	68,851	75,021

Medium risk	1,465,010	1,061,214
Preferred collaterals and counter-guarantees "A"	2,300	-
Preferred collaterals and counter-guarantees "B"	12,401	14,120
No preferred collaterals and counter-guarantees	1,450,309	1,047,094

High risk	881,824	728,851
Preferred collaterals and counter-guarantees "B"	15,324	37,122
No preferred collaterals and counter-guarantees	866,500	691,729

Uncollectible	322,236	290,922
Preferred collaterals and counter-guarantees "A"	13	15
Preferred collaterals and counter-guarantees "B"	67,851	56,312
No preferred collaterals and counter-guarantees	254,372	234,595

TOTAL	195,994,820	212,731,274

TOTAL GENERAL	286,378,305	322,900,262

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	31,910,590	11.14%	41,491,255	12.85%
50 following largest customers	30,656,928	10.71%	38,314,941	11.87%
100 following largest customers	15,438,837	5.39%	17,190,888	5.32%
All other customers	208,371,950	72.76%	225,903,178	69.96%

TOTAL	286,378,305	100.00%	322,900,262	100.00%

								EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2021
(stated in thousands of pesos) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	460	-	-	-	-	-	460
Financial sector	-	1,710,890	192,706	1,146,088	1,506,311	2,753,060	458,481	7,767,536
Non-financial private sector
and residents abroad	4,502,800	130,332,460	36,820,965	28,921,936	21,689,679	29,915,264	47,241,524	299,424,628

TOTAL	4,502,800	132,043,810	37,013,671	30,068,024	23,195,990	32,668,324	47,700,005	307,192,624

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

	03.31.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	43,524,204	8.60%	51,274,560	9.53%

50 following largest customers	47,266,606	9.34%	45,412,192	8.44%

100 following largest customers	23,419,106	4.63%	28,752,058	5.34%

All other customers	391,889,954	77.43%	412,793,427	76.69%

TOTAL	506,099,870	100.00%	538,232,237	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF MARCH 31, 2021
(stated in thousands of pesos) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	454,203,449	36,491,537	23,523,677	1,300,712	24,430	-	515,543,805
Non-financial government sector	6,497,317	111,473	10	-	-	-	6,608,800
Financial sector	272,490	-	-	-	-	-	272,490
Non-financial private sector and residents abroad	447,433,642	36,380,064	23,523,667	1,300,712	24,430	-	508,662,515
Derivative instruments	398,819	-	-	-	-	-	398,819
Other financial liabilities	41,007,823	296,078	350,216	653,387	1,098,399	3,600,349	47,006,252
Financing received from the BCRA and other financial institutions	706,184	1,880,257	-	-	-	-	2,586,441

TOTAL	496,316,275	38,667,872	23,873,893	1,954,099	1,122,829	3,600,349	565,535,317

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

										EXHIBIT J

PROVISIONS
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

						Decreases
	Accounts		Balances						Monetary gain (loss) generated by provisions	Balances
			at the beginning	Increases		Reversals		Uses		as of 03.31.21
			of the year

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	1,364,594	1,541,349	57,137	(1)(5)	-		-	(179,436)	1,419,050

	- For administrative, disciplinary and criminal penalties	5,000	5,648	-		-		-	(648)	5,000

	- Provisions for reorganization	2,029,162	2,291,997	261,212	(4)	7,390		283,864	(264,084)	1,997,871

	- Provisions for termination plans	141,946	160,332	-	(2)	-		-	(18,386)	141,946

	- Other	7,875,443	8,895,541	210,854	(3)	1,242,846	(6)	45,233	(977,510)	6,840,806

	TOTAL PROVISIONS	11,416,145	12,894,867	529,203		1,250,236		329,097	(1,440,064)	10,404,673

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private health care plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 27 to the Consolidated Condensed Interim Financial Statements.
(5)	It includes an increase of 6,124 for exchange differences in foreign currency provisions for contingent commitments.
(6)	It includes 1,185,800 for tax provision reversals (see Note 15.c) to the Consolidated Condensed Financial Statements) recorded under Income Tax.

						EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
	(stated in thousands of pesos)

ACCOUNTS	TOTAL	AS OF 03.31.21(per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.21	Dollar	Euro	Real	Other	12.31.20

Cash and deposits in banks	126,785,306	121,520,172	5,025,349	33,500	206,285	129,830,949
Debt securities at fair value through profit or loss	610	610	-	-	-	710
Other financial assets	2,447,248	2,441,070	6,178	-	-	2,495,505
Loans and other financing	29,010,339	29,010,294	-	-	45	31,545,809
Non-financial government sector	31	31	-	-	-	19
Other financial institutions	294,565	294,565	-	-	-	466,938
Non-financial private sector and residents abroad	28,715,743	28,715,698	-	-	45	31,078,852
Financial assets pledged as collateral	4,949,592	4,949,592	-	-	-	5,327,564
Investments in equity instruments	29,299	29,299	-	-	-	31,935

TOTAL ASSETS	163,222,394	157,951,037	5,031,527	33,500	206,330	169,232,472

LIABILITIES

Deposits	146,763,581	143,897,177	2,866,404	-	-	155,244,438
Non-financial government sector	2,247,883	2,247,883	-	-	-	2,610,993
Financial sector	54,438	53,602	836	-	-	57,492
Non-financial private sector and residents abroad	144,461,260	141,595,692	2,865,568	-	-	152,575,953
Other financial liabilities	12,473,087	11,194,798	1,237,937	-	40,352	11,720,456
Financing received from the BCRA and other financial institutions	2,459,339	2,459,339	-	-	-	2,553,570
Other non-financial liabilities	1,584,121	1,572,273	11,848	-	-	1,121,035

TOTAL LIABILITIES	163,280,128	159,123,587	4,116,189	-	40,352	170,639,499

								EXHIBIT O
DERIVATIVES
AS OF MARCH 31, 2021
(stated in thousands of pesos)

Type of Contract	Purpose	Underlying	Type of	Scope of	Weighted average	Residual	Weighted average	Amount
	of the	asset	settlement	negotiation or	term	weighted average	term of Differences
	transactions			counterparty	originally agreed	term	Settlement

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	9	34,001,836
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	4	2	1	95,259,797
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	1	1	31	383,885
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	1	75	51,373,837
OPTIONS	Financial transactions own account	Private Securities	With delivery of underlying asset	OTC - Residents abroad	34	8	-	1,182,000

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetarty gain	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 03.31.21
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	290,568	(535)	-	5,743	(33,736)	262,040

Loans and other financing	14,464,791	(673,331)	659,009	1,299,203	(1,711,281)	14,038,391
Other financial institutions	685,788	(260,726)	(84,871)	(3,177)	(64,146)	272,868
Non-financial private sector and residents abroad	13,779,003	(412,605)	743,880	1,302,380	(1,647,135)	13,765,523
Overdrafts	2,165,680	(149,128)	(97,810)	(669,281)	(208,770)	1,040,691
Instruments	1,081,080	(305,295)	123,199	(8,807)	(121,764)	768,413
Mortgage loans	194,330	(2,257)	63,246	(34,726)	(26,056)	194,537
Pledge loans	72,434	3,286	5,662	(6,978)	(8,617)	65,787
Consumer loans	1,434,666	(68,002)	212,404	14,482	(172,426)	1,421,124
Credit card loans	6,028,300	(328,693)	480,831	1,380,823	(766,360)	6,794,901
Finance leases	58,906	(2,089)	2,786	3,862	(8,408)	55,057
Other	2,743,607	439,573	(46,438)	623,005	(334,734)	3,425,013

Other debt securities	195	(107)	-	-	(24)	64

Contingent commitments	1,541,349	(87,321)	127,208	17,250	(179,436)	1,419,050

TOTAL ALLOWANCES	16,296,903	(761,294)	786,217	1,322,196	(1,924,477)	15,719,545

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of
Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the condensed interim separate financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the statement of financial position as of March 31, 2021, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim separate financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying condensed interim separate financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed interim separate financial statements:

a)       As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.                As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector. Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 4,665,450 thousand and $ 5,001,733 thousand as of March 31, 2021 and December 31, 2020, respectively, Furthermore, in accordance with Communication “A” 6938, as extended by Communication “A” 7181, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2022 for Group “B” entities (consolidated entities of the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.                  As explained in Note 2.b), by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report estimated by the Company prepared by an external professional. In addition, the valuation adjustment established by Memoranda No. 7/2019 and No. 8/2021, issued on April 29, 2019 and March 22, 2021, respectively, by BCRA, was deducted from such remaining ownership interest. The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value, and

iii.                 As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)       The accompanying condensed interim separate financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 2 to the condensed interim financial statements,

b)       As of March 31, 2021, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and

c)       As of March 31, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 324,631,593, no amounts being due as of that date.

City of Buenos Aires, May 26, 2021

KPMG Mauricio G. Eidelstein Partner

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of March 31, 2021, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of March 31, 2021, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on May 26, 2021, issued their limited review report on the interim financial statements as of March 31, 2021, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2021 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as explained in note 2.a) to the enclosed consolidated and separate financial statements, in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in paragraph 5.5 of IFRS 9, excluding from its scope non-financial government sector debt instruments. Had the impairment model set forth in paragraph 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 4,665,450 thousand and $ 5,001,733 thousand as of March 31, 2021 and December 31, 2020, respectively. Furthermore, in accordance with Communication “A” 6938, as extended by Communication “A” 7181, the BCRA postponed the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2022 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA.

ii. as explained in notes 2.b) to the consolidated and separate financial statements and 16 to the consolidated financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was booked under “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report estimated by the Entity prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and March 22, 2021, respectively. The accounting criterion applied constitutes a deviation from IFRS 9 as concerns the measurement of equity instrument at fair value, and

iii. as explained in note 2.c) to the consolidated and separate financial statements, they have been prepared considering the rules set forth in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 in connection with the treatment to be given to uncertain tax positions.

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

5.	Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger, considering the situation described in Note 57 to the referred consolidated financial statements and in Note 2 to the separate financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Alejandro Mosquera or Dr. Gonzalo Vidal Devoto are expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 26, 2021

ALEJANDRO MOSQUERA ATTORNEY
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

MARCH 31, 2021

(Consolidated, stated in thousands of pesos)

These consolidated condensed interim financial statements for the three-month period ended March 31, 2021 are prepared pursuant to the financial reporting framework established by the BCRA pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2021 and December 31, 2020 would have been reduced by 4,665,450 and 5,001,733, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of March 31, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, in compliance with the BCRA’s requirement. Consequently, in accordance with Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,617,126 (decrease) and “Unappropriated retained earnings” by 1,131,988 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 4,261,279 and 6,152,634 as of March 31, 2021 and December 31, 2020, respectively.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2021 and December 31, 2020.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2021, the Entity's total assets, liabilities and shareholders' equity amounted to 741,948,854; 622,042,736; and 119,906,118; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.6 million active customers as of March 31, 2021. That network includes 247 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 878 ATMs, 845 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,004 employees, including 99 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees as of the end of the month, including permanent, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 284,651,671 as of March 31, 2021, showing a 8.67% decrease as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, credit cards have experienced the most remarkable increase, having increased by 19.00% compared with the previous year.

BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.23% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 1.72%, with a coverage level (total allowances/irregular performance) of 275.22% as of March 31, 2021.

The exposure for securities as of March 31, 2021 totaled $ 170,410,562, including repos.

In terms of liabilities, customers’ resources totaled $ 507,819,555, with a 8.55% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 6.90% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 2,967,320 as of March 31, 2021, representing a return on average shareholders' equity of 2.41%, a return on average assets of 0.40%, and a return on average liabilities of 0.48%.

Accumulated net interest income totaled 21,547,964, down by 8.12% compared to March 2020. Such decrease was mainly driven by an increase in interest expenses due to deposits in checking accounts and financing from local financial institutions, in turn, there was a decrease in income from government securities and corporate bonds.

Accumulated net commission income totaled 3,355,150 accounting for a 25.38% increase compared to March 2020. This increase is mainly due to lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 11,171,852 down by 2.46% vis-a-vis March 2020, due to the lower activity recorded during the year.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

Outlook

Although we are beginning to see signs of economic recovery, there are still some issues to be defined for 2021, subject to the final outcome of the global health crisis and the resolution of domestic conflicts on the fiscal deficit financing, the agreement to be reached by the Argentine government with the International Monetary Fund, and the results of the legislative elections to be held in 2021.

The Bank continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face these challenges. BBVA Argentina records low funding costs, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

The unprecedented global health crisis brought to light how important technology is for the provision of financial services. Thanks to its recent years’ investments in digitization, BBVA managed to promptly adapt to the new scenario and continue serving its retail and corporate customers during the pandemic, through digital channels. Customers’ satisfaction reveals that BBVA should keep investing heavily in technology to avoid losing relevance against other competitors and new financial business players.

As of March 2021, the share of digital customers rose to 73%, up from 68% in the prior year, while the share of mobile customers increased from 56% in 2020 to 62% in 2021.

The Bank will seek to maintain its strength as long as the volatile environment that prevailed in 2020 remains. To such end, the Bank primarily relies on transactional funding and on its strong organic generation of capital.

As it relates to responsible banking, and as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos)

	03.31.21	03.31.20	03.31.19

Total Assets	741,948,854	731,295,171	845,303,532

Total Liabilities	622,042,736	604,658,679	732,050,945

Shareholders' Equity	117,532,410	124,173,917	113,181,561

Minority Interest	2,373,708	2,462,575	71,026

Total Liabilities + Shareholders' Equity + Minority Interest	741,948,854	731,295,171	845,303,532

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos)

	03.31.21	03.31.20	03.31.19

Net interest income	21,547,964	23,453,196	21,460,185

Net commission income	3,355,150	2,675,880	3,284,142

Net income from measurement of financial instruments at fair value through profit or loss	1,600,451	1,411,355	5,353,023
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(33,001)	(1,045,472)	(8,936)
Foreign currency quotation differences	895,594	1,764,949	2,818,405
Other operating income	1,546,703	1,482,072	7,514,754
Loan loss provision	(1,913,789)	(2,315,708)	(2,307,508)

Net operating income	26,999,072	27,426,272	38,114,065

Personnel benefits	(5,840,252)	(6,332,572)	(5,994,740)
Administrative expenses	(5,331,600)	(5,121,007)	(4,508,300)
Asset depreciation and impairment	(1,069,028)	(1,173,705)	(1,753,866)
Other operating expenses	(4,647,578)	(4,438,624)	(6,432,294)

Operating income	10,110,614	10,360,364	19,424,865

Income/(loss) from associates and joint ventures	(29,322)	39,331	(108,854)

Loss from net monetary position	(7,550,605)	(5,344,950)	(7,163,727)

Income before income tax from continuing activities	2,530,687	5,054,745	12,152,286

Income tax from continuing activities	436,633	(3,087,576)	(5,205,477)

Net income from continuing activities	2,967,320	1,967,169	6,946,809

Net income for the period	2,967,320	1,967,169	6,946,809

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos)

	03.31.21	03.31.20	03.31.19

Net cash generated by/(used in) operating activities	46,079,789	(20,127,156)	(2,528,961)

Net cash (used in)/generated by investing activities	(430,179)	(266,153)	2,097,760

Net cash (used in)/generated by financing activities	(1,575,279)	(1,855,542)	2,861,750

Effect of exchange rate changes	772,912	6,405,118	6,446,547

Gain/loss on net monetary position of cash and cash equivalents	(20,923,371)	(15,437,889)	(23,242,080)

Total cash generated / (used) during the period	23,923,872	(31,281,622)	(14,364,984)

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL PERIODS
(variation of balances over the same perod of the previous fiscal period)

	03.31.21 / 03.31.20	03.31.20 / 03.31.19

Total loans	-8.67%	-20.55%

Total deposits	8.55%	-20.68%

Income/(loss)	50.84%	-71.68%

Shareholders' Equity	-5.31%	11.82%

	COMPARATIVE RATIOS
	WITH PREVIOUS FISCAL PERIODS

	03.31.21	03.31.20	03.31.19

Solvency (a)	19.28%	20.94%	15.47%

Liquidity (b)	39.50%	47.44%	38.05%

Tied-up capital (c)	35.29%	34.11%	42.93%

Indebtedness (d)	5.19	4.77	6.46

(a) Shareholders’ Equity/Liabilities (includes non-controlling interests)

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities (includes non-controlling interests)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters on the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)	Significant changes to the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 on the merger of BBVA Francés Valores S.A. into the Bank. The capital stock resulting from the merger amounts to $ 612,710,079 and is comprised by an equal number of common book-entry shares with a nominal value of $1 and entitled to one (1) vote each.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

2.	Classification of balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” to BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	228,541,594	26,922,213	47,088	29,004,783	135,993

TOTAL	228,541,594	26,922,213	47,088	29,004,783	135,993

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	277,480,260	6,911,955	96,024,501	-	127,402,839
Other liabilities (1)	20,710,166	-	81,169,305	1,877,921	-

TOTAL	298,190,426	6,911,955	177,193,806	1,877,921	127,402,839

(1) Includes Derivatives, Repo transactions, Other financial liabilities, Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

See Note 45. Subsidiaries and Note 46. Related Parties to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

See Note 46. Related Parties to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property and equipment, and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values,” the net realization value for the status and condition of property and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value

Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	12,571,682	65,937,072
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	44,456,569	40,313,563
Motor vehicles	All kinds of risks and third-party insurance	125,352	89,738

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

See Note 15. Income Tax to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

b)	Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

See Note 48. Restrictions on the payment of dividends to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.